Barclays Bank PLC
Exhibit 99.1
Barclays Bank PLC
This exhibit includes portions from the previously published Results Announcement of Barclays Bank PLC relating to the six months ended 30 June 2026, as amended in part to comply with the requirements of Regulation G and Item 10(e) of
Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards
(IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-
K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

Barclays Bank PLC

Barclays Bank PLC	1

Notes
Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. The consolidation of Barclays Bank PLC and its subsidiaries is referred to as the
Barclays Bank Group. The consolidation of Barclays PLC and its subsidiaries is referred to as the Barclays Group or Barclays. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2026 to the corresponding six months of 2025 and the balance sheet analysis is as at 30 June 2026 with comparatives relating to 31 December 2025. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively;
and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting
Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-
results.
The information in this announcement, which was approved by the Board of Directors on 27 July 2026, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2025, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006)
have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
The Barclays Bank Group is a frequent issuer in the debt capital markets, including in the US and the EU, and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, the Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as
amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. The Barclays Bank Group cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’,
‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Barclays
Bank Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including sustainability-related commitments and targets), plans and objectives for future operations, International
Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Barclays Bank Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Barclays Bank Group operates, including as a result of the adoption of rules and regulations taking a different or opposing position on sustainability matters, or other forms of governmental and regulatory action against sustainability policies; environmental, social and geopolitical risks and incidents and similar events beyond the Barclays Bank Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets;
market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by it; changes in counterparty risk;
changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in the Middle East and Ukraine on European and global macroeconomic conditions, political stability and financial markets; changes in US legislation and policy; developments in the UK’s relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Barclays Bank Group’s reputation, business or operations, the use of new technology, including artificial intelligence; the Barclays Bank Group’s ability to access funding; and the success of acquisitions, disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements.
Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in Barclays Bank
PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays Bank PLC’s Annual Report on Form
20-F for the financial year ended 31 December 2025), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays Bank PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays Bank PLC	2

Financial Review
Barclays Bank Group Overview
Barclays Bank PLC is the non-ring-fenced bank within the Barclays Group. The Barclays Bank Group comprises Barclays UK
Corporate Bank (UKCB), Barclays Private Bank and Wealth Management (PBWM), Barclays Investment Bank (IB) and
Barclays US Consumer Bank (USCB). Barclays Bank PLC offers customers and clients a range of products and services spanning consumer and wholesale banking.

Barclays Bank Group results for the half year ended
	30.06.26	30.06.25
	£m	£m	% Change
Total income	12,133	11,082	9
Operating costs	(6,635)	(6,255)	(6)
UK regulatory levies	(40)	(53)	25
Litigation and conduct	(81)	(59)	(37)
Total operating expenses	(6,756)	(6,367)	(6)
Profit before impairment	5,377	4,715	14
Credit impairment charges	(1,057)	(875)	(21)
Profit before tax	4,320	3,840	13
Tax charge	(916)	(778)	(18)
Profit after tax	3,404	3,062	11

Attributable to:
Equity holders of the parent	3,014	2,675	13
Other equity instrument holders	390	387	1
Attributable profit	3,404	3,062	11

	As at 30.06.26	As at 31.12.25
Balance sheet information	£bn	£bn	% Change
Cash and balances at central banks	228.8	208.5	10
Loans and advances at amortised cost to customers	144.1	141.8	2
Trading portfolio assets	208.7	189.7	10
Financial assets at fair value through the income statement	211.8	185.0	15
Derivative financial instrument assets	303.2	252.2	20
Total assets	1,424.1	1,245.5	14
Deposits at amortised cost from customers	334.2	324.4	3
Financial liabilities designated at fair value	320.4	293.5	9
Derivative financial instrument liabilities	291.8	240.8	21

	As at 30.06.26	As at 31.12.25
Capital and liquidity metrics
Common equity tier 1 (CET1) ratio[1]	12.6%	12.7%
Total risk weighted assets (RWAs) (£bn)[1]	231.5	222.2
UK leverage ratio (sub-consolidated)[2]	5.5%	5.8%
Barclays Bank PLC DoLSub Liquidity Pool (£bn)	243.1	229.9
Barclays Bank PLC DoLSub Liquidity Coverage Ratio[3]	140.2%	149.7%
Net stable funding ratio	112.1%	113.3%

1Barclays Bank PLC’s capital and RWAs are regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. The disclosure above provides a capital metric for Barclays Bank PLC solo-consolidated. For further information, refer to Treasury and Capital Risk on page 23.
2Leverage minimum requirements for Barclays Bank PLC are set at sub-consolidated level and as a result, the leverage disclosure above is for
Barclays Bank PLC sub-consolidated. For further information, refer to Treasury and Capital Risk on page 23.
3Represents the average of the last 12 spot month end ratios. From June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio.

Barclays Bank PLC	3

Financial Review
Income Statement - H126 compared to H125
The Barclays Bank Group’s profit before tax increased 13% to £4,320m driven by higher income in Global Markets in addition to higher Investment Banking fees and underwriting income within IB, as well as a gain on sale from the American
Airlines co-branded credit card portfolio (AA portfolio) exit in USCB.
The Barclays Bank Group has a diverse income profile across businesses and geographies including a significant presence in the US. The 4% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses.
Refer to Note 2 Segmental reporting for the Barclays Bank Group results by reporting segments.
•Total income increased 9% to £12,133m, including the adverse impact of the strengthening of average GBP against
USD
–IB income increased 10% to £8,104m from higher income in Global Markets reflecting growth in Prime Financing balances and Equity Derivatives, in addition to higher Investment Banking fees and underwriting income primarily in
Advisory and Equity Capital Markets. This was partially offset by a decrease in International Corporate Bank income predominantly due to the non-repeat of fair value gains on leverage finance lending (c.£105m) in Q125
–UKCB income increased 8% to £1,120m due to higher average deposit and lending balances, and structural hedge income benefit
–USCB income increased 25% to £2,120m driven by the c.£225m gain on sale from the AA portfolio, business growth and the Best Egg, Inc. (Best Egg) acquisition
–PBWM income increased 1% to £725m from growth in client balances, partially offset by the impact of deposit mix
–Head Office income decreased to £64m (H125: £276m) driven by hedge accounting and the impact of the disposal of the German consumer finance business in Q125
•Total operating expenses increased 6% to £6,756m reflecting higher performance costs, ongoing investment to support business growth strategy, including the acquisition of Best Egg and the General Motors co-branded cards portfolio (GM portfolio), inflationary headwinds and an increase in the provision for the FCA motor finance redress scheme, partially offset by efficiency savings and the impact of the strengthening of average GBP against USD
•Credit impairment charges increased to £1,057m (H125: £875m) driven by a £228m single name charge in the
Investment Bank in Q126. The USCB total coverage ratio was 11.1% (December 2025: 11.1%)
•The effective tax rate (ETR) was 21.2% (H125: 20.3%)

Barclays Bank PLC	4

Financial Review
Balance sheet, capital and liquidity
30 June 2026 compared to 31 December 2025
•Cash and balances at central banks increased £20.3bn to £228.8bn driven by deposit growth across the businesses and increased wholesale funding
•Loans and advances at amortised cost to customers increased £2.3bn to £144.1bn driven by increased lending in
Investment Banking
•Trading portfolio assets increased £19.0bn to £208.7bn driven by increased trading activity in debt securities to facilitate client demand in Global Markets
•Financial assets at fair value through the income statement increased £26.8bn to £211.8bn driven by increased secured lending in Global Markets. Financial liabilities designated at fair value increased £26.9bn to £320.4bn driven by increased secured borrowing in Global Markets
•Derivative financial instrument assets and liabilities both increased £51.0bn to £303.2bn and to £291.8bn respectively primarily driven by increased client activity and mark-to-market on equity and FX derivatives
•Deposits at amortised cost from customers increased £9.8bn to £334.2bn driven by deposit growth across the businesses
•The Barclays Bank PLC solo-consolidated CET1 ratio as at 30 June 2026 was 12.6% (December 2025: 12.7%), which is above regulatory capital minimum requirements
•RWAs increased by £9.3bn to £231.5bn (December 2025: £222.2bn) primarily driven by higher activity in Global
Markets and increased lending
•The Liquidity Pool increased to £243.1bn (December 2025: £229.9bn) primarily driven by deposit growth across the businesses and term wholesale funding. The Barclays Bank PLC Domestic Liquidity Subgroup (‘DoLSub’) liquidity coverage ratio (LCR)1 remained well above the 100% regulatory requirement at 140.2% (December 2025: 149.7%)
Other matters
•Motor finance commission arrangements:
From 2003 to late 2019, Barclays, through Clydesdale Financial Services Limited (CFSL), a wholly-owned subsidiary of the Group, provided motor finance to customers in the UK. In 2020, CFSL was transferred from Barclays Bank PLC to
Barclays Principal Investments Ltd (BPIL), another subsidiary of Barclays PLC.
Barclays Bank PLC has provided an intragroup indemnity to BPIL in respect of historical litigation and conduct matters relating to CFSL.
In March 2026, the FCA published its final rules for an industry-wide redress scheme for eligible motor finance customers where a commission was payable by the lender to the broker. Barclays increased its provision in Q1 26 by
£105m to reflect the expected financial impact of the redress scheme. Barclays holds a Motor Finance provision of
£430m as at 30 June 2026. Barclays decided not to challenge the FCA’s final rules in the interests of enabling a swift resolution for customers. However, Barclays strongly disagrees with aspects of the rules which require financial redress even where customers suffered no demonstrable financial harm. On 2 July 2026, the Upper Tribunal ordered a suspension of parts of the redress scheme following four legal challenges to the FCA’s final rules. The legal challenges are expected to be heard by the Upper Tribunal in Q4 2026 or Q1 2027. Such challenges will delay and may otherwise affect the implementation of the redress scheme. The legal and regulatory outcomes and the nature, extent and timing of any remediation action, therefore remain uncertain.
•USCB changes in Q226:
–American Airlines co-branded credit card portfolio exit: On 24 April 2026 Barclays exited its American Airlines co-
branded credit card partnership, generating a gain on sale of c.£225m
–Best Egg acquisition: On 1 May 2026, Barclays completed the acquisition of Best Egg for c.£0.6bn subject to customary post-completion purchase price adjustments. Best Egg is a leading US direct-to-consumer personal loan origination platform focused on prime borrowers. Barclays has acquired c.£0.3bn of financial assets, c.£0.1bn of intangible assets and c.£0.2bn of financial liabilities, and recognised goodwill of c.£0.4bn.
1Represents the average of the last 12 spot month end ratios. From June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio.

Barclays Bank PLC	5

Risk Management
Risk management and principal risks
The roles and responsibilities across the Barclays Bank Group, including Risk and Compliance, in the management of risk are defined in the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify the principal risks of the Barclays Bank Group, the process by which the Barclays Bank Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.
The ERMF identifies ten principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, compliance risk, financial crime risk, reputation risk and legal risk. Further detail on these principal risks and material existing and emerging risks and how such risks are managed is available in the Barclays Bank PLC Annual Report 2025, which can be accessed at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period and these risks are expected to be relevant for the remaining six months of this year.
The following sections give an overview of credit risk, market risk, and treasury and capital risk for the period.

Barclays Bank PLC	6

Credit Risk
Loans and advances at amortised cost by product
Total loans and advances at amortised cost in the credit risk section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product breakdown of loans and advances at amortised cost and the impairment allowance by stage. The table also presents stage allocation of debt securities.
The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

		Stage 2
As at 30.06.26	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1,2]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	4,366	212	1	66	279	229	4,874
Retail credit cards	19,041	2,335	230	215	2,780	1,814	23,635
Retail other	3,912	335	91	84	510	167	4,589
Corporate loans	116,622	7,755	84	149	7,988	2,526	127,136
Total loans and advances at amortised cost	143,941	10,637	406	514	11,557	4,736	160,234
Debt securities at amortised cost	55,419	1,176	—	—	1,176	—	56,595
Total loans and advances at amortised cost including debt securities	199,360	11,813	406	514	12,733	4,736	216,829

Impairment allowance
Retail mortgages	8	1	—	—	1	28	37
Retail credit cards	412	541	99	145	785	1,450	2,647
Retail other	8	4	1	1	6	18	32
Corporate loans	144	222	9	8	239	705	1,088
Total loans and advances at amortised cost	572	768	109	154	1,031	2,201	3,804
Debt securities at amortised cost	7	9	—	—	9	—	16
Total loans and advances at amortised cost including debt securities	579	777	109	154	1,040	2,201	3,820

Net exposure
Retail mortgages	4,358	211	1	66	278	201	4,837
Retail credit cards	18,629	1,794	131	70	1,995	364	20,988
Retail other	3,904	331	90	83	504	149	4,557
Corporate loans	116,478	7,533	75	141	7,749	1,821	126,048
Total loans and advances at amortised cost	143,369	9,869	297	360	10,526	2,535	156,430
Debt securities at amortised cost	55,412	1,167	—	—	1,167	—	56,579
Total loans and advances at amortised cost including debt securities	198,781	11,036	297	360	11,693	2,535	213,009

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	0.2	0.5	—	—	0.4	12.2	0.8
Retail credit cards	2.2	23.2	43.0	67.4	28.2	79.9	11.2
Retail other	0.2	1.2	1.1	1.2	1.2	10.8	0.7
Corporate loans	0.1	2.9	10.7	5.4	3.0	27.9	0.9
Total loans and advances at amortised cost	0.4	7.2	26.8	30.0	8.9	46.5	2.4
Debt securities at amortised cost	—	0.8	—	—	0.8	—	—
Total loans and advances at amortised cost including debt securities	0.3	6.6	26.8	30.0	8.2	46.5	1.8

1Loan commitments and financial guarantee contracts have total impairment allowance of £410m.
2Excludes other financial assets subject to impairment comprising of cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £246.1bn and an impairment allowance of £147m. This comprises £16m impairment allowance on £245.2bn Stage 1 exposure,
£10m on £0.8bn Stage 2 exposure and £121m on £124m Stage 3 exposure.

Barclays Bank PLC	7

Credit Risk

		Stage 2
As at 31.12.25	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1,2]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	4,674	34	1	101	136	175	4,985
Retail credit cards	18,801	2,022	238	276	2,536	1,776	23,113
Retail other	3,788	80	123	62	265	107	4,160
Corporate loans	111,629	7,941	60	155	8,156	2,360	122,145
Total loans and advances at amortised cost	138,892	10,077	422	594	11,093	4,418	154,403
Debt securities at amortised cost	54,801	371	—	—	371	—	55,172
Total loans and advances at amortised cost including debt securities	193,693	10,448	422	594	11,464	4,418	209,575

Impairment allowance
Retail mortgages	9	—	—	—	—	24	33
Retail credit cards	395	508	105	183	796	1,395	2,586
Retail other	7	3	1	1	5	20	32
Corporate loans	141	219	6	10	235	590	966
Total loans and advances at amortised cost	552	730	112	194	1,036	2,029	3,617
Debt securities at amortised cost	10	9	—	—	9	—	19
Total loans and advances at amortised cost including debt securities	562	739	112	194	1,045	2,029	3,636

Net exposure
Retail mortgages	4,665	34	1	101	136	151	4,952
Retail credit cards	18,406	1,514	133	93	1,740	381	20,527
Retail other	3,781	77	122	61	260	87	4,128
Corporate loans	111,488	7,722	54	145	7,921	1,770	121,179
Total loans and advances at amortised cost	138,340	9,347	310	400	10,057	2,389	150,786
Debt securities at amortised cost	54,791	362	—	—	362	—	55,153
Total loans and advances at amortised cost including debt securities	193,131	9,709	310	400	10,419	2,389	205,939

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	0.2	—	—	—	—	13.7	0.7
Retail credit cards	2.1	25.1	44.1	66.3	31.4	78.5	11.2
Retail other	0.2	3.8	0.8	1.6	1.9	18.7	0.8
Corporate loans	0.1	2.8	10.0	6.5	2.9	25.0	0.8
Total loans and advances at amortised cost	0.4	7.2	26.5	32.7	9.3	45.9	2.3
Debt securities at amortised cost	—	2.4	—	—	2.4	—	—
Total loans and advances at amortised cost including debt securities	0.3	7.1	26.5	32.7	9.1	45.9	1.7
1Loan commitments and financial guarantee contracts have total impairment allowance of £398m.
2Excludes other financial assets subject to impairment comprising of cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £186.1bn and an impairment allowance of £145m. This comprises £17m impairment allowance on £184.4bn Stage 1 exposure, £8m on £1.6bn Stage 2 exposure and £120m on £123m Stage 3 exposure.

Barclays Bank PLC	8

Credit Risk
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the gross exposure and impairment allowance.
Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the period. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the tables below do not include other financial assets subject to impairment such as debt securities at amortised cost, reverse repurchase agreements and other similar secured lending, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.
The movements in gross exposures and expected credit losses (ECL) are measured over a six-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 01.01.26	4,674	9	136	—	175	24	4,985	33
Transfers from Stage 1 to Stage 2	(252)	—	252	—	—	—	—	—
Transfers from Stage 2 to Stage 1	95	—	(95)	—	—	—	—	—
Transfers to Stage 3	(76)	—	(9)	—	85	—	—	—
Transfers from Stage 3	1	—	7	—	(8)	—	—	—
Business activity in the period	286	1	—	—	—	—	286	1
Refinements to models used for calculation	—	(2)	—	—	—	1	—	(1)
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	41	—	1	1	3	4	45	5
Final repayments	(403)	—	(13)	—	(26)	(1)	(442)	(1)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	—	—	—	—
As at 30.06.26	4,366	8	279	1	229	28	4,874	37

Retail credit cards
As at 01.01.26	18,801	395	2,536	796	1,776	1,395	23,113	2,586
Transfers from Stage 1 to Stage 2	(1,284)	(45)	1,284	45	—	—	—	—
Transfers from Stage 2 to Stage 1	881	231	(881)	(231)	—	—	—	—
Transfers to Stage 3	(247)	(12)	(531)	(267)	778	279	—	—
Transfers from Stage 3	7	6	4	2	(11)	(8)	—	—
Business activity in the period[1]	859	41	47	14	2	1	908	56
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	76	(200)	334	431	(42)	439	368	670
Final repayments	(52)	(4)	(13)	(5)	(53)	(44)	(118)	(53)
Disposals[2]	—	—	—	—	(158)	(134)	(158)	(134)
Write-offs	—	—	—	—	(478)	(478)	(478)	(478)
As at 30.06.26	19,041	412	2,780	785	1,814	1,450	23,635	2,647
1Business activity in the period reported within Retail credit cards includes £101m related to the acquisition of Best Egg within USCB.
2The £158m of gross disposals reported within Retail credit cards relate to debt sales undertaken during the period.

Barclays Bank PLC	9

Credit Risk

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail other
As at 01.01.26	3,788	7	265	5	107	20	4,160	32
Transfers from Stage 1 to Stage 2	(273)	—	273	—	—	—	—	—
Transfers from Stage 2 to Stage 1	63	—	(63)	—	—	—	—	—
Transfers to Stage 3	(66)	—	(40)	—	106	—	—	—
Transfers from Stage 3	—	—	6	—	(6)	—	—	—
Business activity in the period[1]	864	2	20	—	1	—	885	2
Refinements to models used for calculation	—	(2)	—	—	—	—	—	(2)
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	595	4	307	1	41	3	943	8
Final repayments	(1,059)	(3)	(258)	—	(77)	—	(1,394)	(3)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	(5)	(5)	(5)	(5)
As at 30.06.26	3,912	8	510	6	167	18	4,589	32

Corporate loans
As at 01.01.26	111,629	141	8,156	235	2,360	590	122,145	966
Transfers from Stage 1 to Stage 2	(1,827)	(8)	1,827	8	—	—	—	—
Transfers from Stage 2 to Stage 1	1,647	21	(1,647)	(21)	—	—	—	—
Transfers to Stage 3	(617)	—	(186)	(17)	803	17	—	—
Transfers from Stage 3	84	1	23	4	(107)	(5)	—	—
Business activity in the period	20,368	19	158	10	9	8	20,535	37
Refinements to models used for calculation	—	(2)	—	1	—	1	—	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	2,132	(13)	486	43	(184)	406	2,434	436
Final repayments	(16,779)	(14)	(829)	(24)	(46)	(3)	(17,654)	(41)
Disposals[2]	(15)	(1)	—	—	—	—	(15)	(1)
Write-offs	—	—	—	—	(309)	(309)	(309)	(309)
As at 30.06.26	116,622	144	7,988	239	2,526	705	127,136	1,088
1Business activity in the period reported within Retail other includes £122m related to the acquisition of Best Egg within USCB.
2The £15m of gross disposals reported within Corporate loans relate to debt sales undertaken during the period.

Barclays Bank PLC	10

Credit Risk

Reconciliation of ECL movement to impairment charges for the period
	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	(1)	1	4	4
Retail credit cards	17	(11)	667	673
Retail other	1	1	3	5
Corporate loans	4	4	424	432
ECL movement excluding disposals and write-offs[1]	21	(5)	1,098	1,114
ECL movement on loan commitments and other financial guarantees	10	(3)	5	12
ECL movement on other financial assets	(1)	2	1	2
ECL movement on debt securities at amortised cost	(3)	—	—	(3)
Recoveries and reimbursements[2]	(12)	(8)	(62)	(82)
ECL charge on assets held for sale[3]				50
Total exchange and other adjustments				(36)
Total income statement charges for the period				1,057
1In H126, gross write-offs amounted to £792m (H125: £577m) and cash recoveries on previously written off accounts were £44m (H125: £21m).
Net write-offs, representing gross write-offs less recoveries, amounted to £748m (H125: £556m).
2Recoveries and reimbursements comprised of £44m (H125: £21m) of cash recoveries on previously written off accounts and £38m (H125:
£52m) of reimbursements expected to be received under financial guarantee contracts with third parties.
3The ECL charges on assets held for sale relates to the AA portfolio within USCB, the sale of which was completed in April 2026.

Barclays Bank PLC	11

Credit Risk

Loan commitments and financial guarantees[1]

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m
As at 01.01.26	10	—	—	—	—	—	10	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	1	—	—	—	—	—	1	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	4	—	—	—	—	—	4	—
Limit management and final repayments	(3)	—	—	—	—	—	(3)	—
As at 30.06.26	12	—	—	—	—	—	12	—

Retail credit cards
As at 01.01.26	112,879	26	906	11	—	—	113,785	37
Net transfers between stages	(1,033)	5	1,033	(5)	—	—	—	—
Business activity in the year	6,021	5	28	1	—	—	6,049	6
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	2,580	—	(868)	5	—	—	1,712	5
Limit management and final repayments	(4,635)	(3)	(51)	(2)	—	—	(4,686)	(5)
Disposals[2]	(23,511)	—	(146)	—	—	—	(23,657)	—
As at 30.06.26	92,301	33	902	10	—	—	93,203	43

Retail other
As at 01.01.26	3,317	1	116	—	12	—	3,445	1
Net transfers between stages	24	—	(33)	—	9	—	—	—
Business activity in the year	449	—	—	—	—	—	449	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	329	—	5	—	(3)	—	331	—
Limit management and final repayments	(591)	—	(4)	—	—	—	(595)	—
As at 30.06.26	3,528	1	84	—	18	—	3,630	1

Corporate loans
As at 01.01.26	228,619	104	13,296	223	669	33	242,584	360
Net transfers between stages	(582)	4	507	(4)	75		—	—
Business activity in the year	33,302	15	719	27	5	—	34,026	42
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	11,926	(3)	(130)	8	39	6	11,835	11
Limit management and final repayments	(32,458)	(13)	(1,512)	(33)	(89)	(1)	(34,059)	(47)
Disposals[2]	(86)	—	(65)	—	—	—	(151)	—
As at 30.06.26	240,721	107	12,815	221	699	38	254,235	366

1Loan commitments reported also include exposure relating to financial assets classified as held for sale.
2The gross disposals within Retail credit cards and Corporate loans reflect the sale of the AA portfolio within USCB, which was completed in April
2026.

Barclays Bank PLC	12

Credit Risk
Management adjustments to models for impairment
Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product below:
Management adjustments to models for impairment allowance presented by product

	Impairment allowance pre management adjustments[1]	Economic uncertainty adjustments	Other adjustments	Management adjustments[2]	Total impairment allowance[3]	Proportion of Management adjustments to total impairment allowance
		(a)	(b)	(a+b)
As at 30.06.26	£m	£m	£m	£m	£m	%
Retail mortgages	37	—	—	—	37	—
Retail credit cards	2,635	—	55	55	2,690	2.0
Retail other	32	—	1	1	33	3.0
Corporate loans	1,376	64	14	78	1,454	5.4
Total	4,080	64	70	134	4,214	3.2
Debt securities at amortised cost	14	2	—	2	16	12.5
Total including debt securities at amortised cost	4,094	66	70	136	4,230	3.2

As at 31.12.25	£m	£m	£m	£m	£m	%
Retail mortgages	25	—	8	8	33	24.2
Retail credit cards	2,505	31	87	118	2,623	4.5
Retail other	34	—	(1)	(1)	33	(3.0)
Corporate loans	1,253	49	24	73	1,326	5.5
Total	3,817	80	118	198	4,015	4.9
Debt securities at amortised cost	18	1	—	1	19	5.3
Total including debt securities at amortised cost	3,835	81	118	199	4,034	4.9
1Includes £3.4bn (December 2025: £3.4bn) of modelled ECL, £0.7bn (December 2025: £0.5bn) of individually assessed impairments, £nil
(December 2025: £(0.2)bn) of ECL from the AA portfolio within USCB, the sale of which was completed in April 2026 and £nil (December 2025:
£0.1bn) of ECL from benchmarked exposures and debt securities.
2Management adjustments related to other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances £1m (December 2025: £1m) and reverse repurchase agreements and other similar secured lending £1m (December 2025:
£1m) within the IB portfolio.
3Total impairment allowance consists of ECL stock on drawn and undrawn exposures.

Barclays Bank PLC	13

Credit Risk
Economic uncertainty adjustments presented by stage

	Stage 1	Stage 2	Stage 3	Total
As at 30.06.26	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	19	45	—	64
Total	19	45	—	64
Debt securities at amortised cost	1	1	—	2
Total including debt securities at amortised cost	20	46	—	66

As at 31.12.25	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	31	—	31
Retail other	—	—	—	—
Corporate loans	16	33	—	49
Total	16	64	—	80
Debt securities at amortised cost	1	—	—	1
Total including debt securities at amortised cost	17	64	—	81
Economic uncertainty adjustments
Economic uncertainty adjustments result from the identification of customers and clients who may be more vulnerable to economic instability and are applied at a portfolio level.
Economic uncertainty adjustments have decreased from last year, informed by the retirement of tariff-related adjustments of £81m driven by the lack of tariff-driven credit deterioration and losses. However, geopolitical uncertainty persists and is reflected through an adjustment of £66m to capture increased downside risk, as any potential impact on corporate earnings is expected to lag.
Other adjustments
Other adjustments are operational and remain in place until incorporated into the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.
Total other adjustments as at 30 June 2026 are £70m (December 2025: £118m) and include:
•Retail mortgages £nil (December 2025: £8m): The movement reflects the retirement of operational adjustments following updates to the Private Banking impairment models
•Retail credit cards £55m (December 2025: £87m): This adjustment reflects provisioning for the Best Egg acquisition during the period and the annual update to the high-risk account management (HRAM) framework within the USCB portfolio. The previously held adjustment relating to the acquisition of the GM consumer cards portfolio was retired following model implementation
•Corporate loans £14m (December 2025: £24m): This adjustment reflects operational adjustments within the
Payments Issuing and the GM business cards portfolios

Barclays Bank PLC	14

Credit Risk
Measurement uncertainty
Scenarios used to calculate the Barclays Bank Group’s modelled ECL charge were refreshed in Q226, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. The Baseline scenario continues to reflect the volatile trade policies of the US administration and ongoing geopolitical uncertainty but with a more pronounced inflationary backdrop. Global growth slows modestly as higher US tariffs, retaliatory measures and persistent uncertainty disrupt trade flows, dampen business confidence, and weigh on investment, though domestic demand in advanced economies remains relatively resilient. UK and US GDP growth in 2026 is expected to be 0.4% and
1.7%, respectively. Headline inflation remains elevated and sticky, particularly through imported goods and energy-related components. The softening in labour markets is gradual and insufficient to quickly alleviate underlying price pressures. UK and US quarterly unemployment rates peak at 5.4% and 4.5%, respectively.
The Downside scenarios have been calibrated to capture a severe escalation in geopolitical tensions, centred on a prolonged Middle East conflict, alongside intensifying global trade frictions. Early in the scenario, conflict escalates sharply with disruptions at critical maritime chokepoints, triggering severe shipping disruptions, surging insurance costs and sharp increases in oil and gas prices amid infrastructure damage. As the shock becomes protracted, firms delay investment, reassess supply chains and hoard inputs, while business and consumer confidence fall sharply. The deterioration in demand and investment drives a sharp increase in unemployment, initially concentrated in trade and energy exposed sectors but increasingly spilling over into services. Inflation dynamics diverge sharply from Baseline, generating a stagflationary impulse. Energy prices rise sharply and remain structurally elevated, with persistent volatility and recurring supply disruptions. Monetary policy faces a difficult trade-off between persistent inflation and weakening growth. Central banks initially hike to ensure inflation expectations remain well anchored, but as the downturn deepens and demand forces weaken price pressures, they shift towards easing. The scenarios also incorporate climate-related risks through both physical and transition channels, including more frequent severe weather disruptions and a shift in sentiment around energy security. These effects amplify volatility, increase costs and further weigh on growth over the medium term.
In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment decreases. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth.
The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The decrease in Upside weights is driven by deterioration in UK GDP outlook in the Baseline scenario, moving the Baseline scenario further from the Upside scenarios. For further details see page 17.
Tariff-related adjustments of £81m1,2 raised in Q125 across the US Consumer Bank and Investment Bank businesses were retired due to the lack of tariff-driven credit deterioration and losses. However, geopolitical uncertainty persists and a
£66m1 management adjustment was introduced within the Investment Bank to reflect increased downside risk, as any potential impact on corporate earnings is expected to lag. For further details see page 13.
The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the weights applied to each scenario.
1Excludes management adjustment of £2m related to other financial assets subject to impairment.
2Excludes management adjustment of £5m for held for sale portfolio.

Barclays Bank PLC	15

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 30.06.26	2026	2027	2028	2029	2030
Baseline	%	%	%	%	%
UK GDP[1]	0.4	1.1	1.4	1.4	1.5
UK unemployment[2]	5.3	5.3	5.0	4.9	4.9
UK HPI[3]	1.3	1.6	3.9	3.0	3.9
UK bank rate[6]	4.1	4.4	4.3	4.3	4.3
US GDP[1]	1.7	2.0	2.1	2.1	2.1
US unemployment[4]	4.4	4.3	4.3	4.3	4.3
US HPI[5]	2.1	2.1	2.4	2.4	2.4
US federal funds rate[6]	3.7	3.8	3.8	3.8	3.8

Downside 2
UK GDP[1]	(0.5)	(4.1)	1.9	1.7	1.0
UK unemployment[2]	6.0	7.8	7.8	6.9	6.0
UK HPI[3]	(12.0)	(19.3)	6.7	9.3	4.6
UK bank rate[6]	4.2	5.1	4.6	4.5	4.5
US GDP[1]	0.5	(4.3)	—	2.1	1.6
US unemployment[4]	5.5	8.5	8.3	7.2	6.1
US HPI[5]	(3.1)	(6.3)	5.7	5.0	2.9
US federal funds rate[6]	3.8	4.9	4.3	4.3	4.3

Downside 1
UK GDP[1]	(0.1)	(1.6)	1.6	1.5	1.2
UK unemployment[2]	5.6	6.6	6.4	5.9	5.4
UK HPI[3]	(5.4)	(9.2)	5.3	6.1	4.3
UK bank rate[6]	4.1	4.7	4.5	4.5	4.5
US GDP[1]	1.1	(1.2)	1.1	2.1	1.9
US unemployment[4]	5.0	6.4	6.3	5.8	5.2
US HPI[5]	(0.5)	(2.1)	4.0	3.7	2.7
US federal funds rate[6]	3.8	4.2	4.1	4.0	4.0

Upside 2
UK GDP[1]	0.9	3.8	3.2	2.6	2.3
UK unemployment[2]	5.1	4.6	4.1	4.0	4.0
UK HPI[3]	4.1	14.2	6.8	2.7	3.8
UK bank rate[6]	4.0	3.8	3.0	3.1	3.3
US GDP[1]	1.8	3.2	2.9	2.8	2.8
US unemployment[4]	4.2	3.7	3.6	3.6	3.6
US HPI[5]	4.9	4.3	5.3	4.9	4.9
US federal funds rate[6]	3.5	3.0	3.0	3.0	2.8

Upside 1
UK GDP[1]	0.6	2.4	2.3	2.0	1.9
UK unemployment[2]	5.2	4.9	4.6	4.5	4.5
UK HPI[3]	2.7	7.8	5.4	2.9	3.9
UK bank rate[6]	4.0	4.1	3.5	3.6	3.8
US GDP[1]	1.8	2.6	2.5	2.5	2.5
US unemployment[4]	4.3	4.0	4.0	4.0	4.0
US HPI[5]	3.5	3.2	3.8	3.6	3.6
US federal funds rate[6]	3.5	3.3	3.3	3.3	3.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4Average US civilian unemployment rate 16-year+.
5Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.
6Average rate.

Barclays Bank PLC	16

Credit Risk

As at 31.12.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP[1]	1.5	1.1	1.4	1.4	1.4
UK unemployment[2]	4.7	4.9	4.8	4.8	4.7
UK HPI[3]	1.5	2.9	2.5	4.3	3.8
UK bank rate[6]	4.2	3.4	3.4	3.5	3.6
US GDP[1]	2.1	2.0	2.0	2.0	2.0
US unemployment[4]	4.2	4.5	4.4	4.4	4.4
US HPI[5]	3.2	1.7	1.9	2.6	2.6
US federal funds rate[6]	4.2	3.4	3.3	3.3	3.5

Downside 2
UK GDP[1]	1.5	(2.5)	(1.2)	2.8	1.1
UK unemployment[2]	4.7	5.8	7.7	6.9	5.7
UK HPI[3]	1.5	(24.9)	(5.1)	9.6	14.2
UK bank rate[6]	4.2	2.3	0.5	0.4	1.1
US GDP[1]	2.1	(2.7)	(2.8)	1.6	2.4
US unemployment[4]	4.2	5.7	8.0	7.9	5.9
US HPI[5]	3.2	(8.2)	(1.7)	7.2	7.7
US federal funds rate[6]	4.2	3.6	2.4	1.4	1.2

Downside 1
UK GDP[1]	1.5	(0.7)	0.1	2.1	1.3
UK unemployment[2]	4.7	5.3	6.3	5.8	5.2
UK HPI[3]	1.5	(11.8)	(1.3)	6.9	8.9
UK bank rate[6]	4.2	2.9	2.0	1.9	2.4
US GDP[1]	2.1	(0.3)	(0.4)	1.8	2.2
US unemployment[4]	4.2	5.1	6.2	6.1	5.1
US HPI[5]	3.2	(3.3)	0.1	4.9	5.1
US federal funds rate[6]	4.2	3.6	2.8	2.4	2.4

Upside 2
UK GDP[1]	1.5	2.7	3.7	2.9	2.4
UK unemployment[2]	4.7	4.3	4.0	3.9	3.8
UK HPI[3]	1.5	11.9	8.4	5.1	4.1
UK bank rate[6]	4.2	3.1	2.3	2.3	2.6
US GDP[1]	2.1	2.8	3.1	2.8	2.8
US unemployment[4]	4.2	3.9	3.7	3.7	3.7
US HPI[5]	3.2	6.2	4.7	4.8	4.9
US federal funds rate[6]	4.2	3.0	2.5	2.5	2.5

Upside 1
UK GDP[1]	1.5	1.9	2.6	2.2	1.9
UK unemployment[2]	4.7	4.6	4.4	4.4	4.3
UK HPI[3]	1.5	7.4	5.4	4.7	3.9
UK bank rate[6]	4.2	3.2	2.8	2.8	3.1
US GDP[1]	2.1	2.4	2.6	2.4	2.4
US unemployment[4]	4.2	4.2	4.1	4.1	4.1
US HPI[5]	3.2	4.0	3.3	3.7	3.7
US federal funds rate[6]	4.2	3.3	2.8	2.8	3.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4Average US civilian unemployment rate 16-year+.
5Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.
6Average rate.

Barclays Bank PLC	17

Credit Risk

Scenario weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.26
Scenario weighting	13.7	27.3	39.5	12.5	7.0
As at 31.12.25
Scenario weighting	14.4	27.4	38.5	12.7	7.0
Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios. For example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represent the lowest and highest cumulative positions relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.26%		%	%	%	%
UK GDP[2]	14.4	10.2	1.1	(1.9)	(5.1)
UK unemployment[3]	4.0	4.5	5.1	6.7	8.1
UK HPI[4]	35.4	24.6	2.8	(14.1)	(29.3)
UK bank rate[3]	3.0	3.5	4.3	4.8	5.3
US GDP[2]	14.5	12.5	2.0	(1.1)	(5.2)
US unemployment[3]	3.6	4.0	4.3	6.6	8.8
US HPI[4]	26.7	19.1	2.3	(3.0)	(9.2)
US federal funds rate[3]	2.8	3.3	3.7	4.3	5.3

As at 31.12.25
UK GDP[2]	14.5	10.8	1.4	(0.3)	(3.5)
UK unemployment[3]	3.8	4.3	4.8	6.5	8.1
UK HPI[4]	34.6	24.9	3.0	(12.6)	(28.0)
UK bank rate[3]	2.3	2.8	3.6	4.6	4.6
US GDP[2]	14.6	12.4	2.0	(0.2)	(4.6)
US unemployment[3]	3.7	4.1	4.4	6.6	8.8
US HPI[4]	26.2	19.3	2.4	(1.5)	(8.1)
US federal funds rate[3]	2.5	2.8	3.5	4.3	4.3
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax HPI Meth2 All Houses,
All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA
House Price Index. 20 quarter period starts from Q126 (2025: Q125).
2Maximum growth relative to Q425 (2025: Q424), based on 20 quarter period in Upside scenarios; 5-year yearly average Compound Annual
Growth Rate (CAGR) in Baseline; minimum growth relative to Q425 (2025: Q424), based on 20 quarter period in Downside scenarios.
3Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4Maximum growth relative to Q425 (2025: Q424), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline;
minimum growth relative to Q425 (2025: Q424), based on 20 quarter period in Downside scenarios.

Barclays Bank PLC	18

Credit Risk
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.26%		%	%	%	%
UK GDP[2]	2.6	1.8	1.1	0.5	—
UK unemployment[3]	4.3	4.7	5.1	6.0	6.9
UK HPI[4]	6.3	4.5	2.8	—	(2.8)
UK bank rate[3]	3.4	3.8	4.3	4.5	4.6
US GDP[2]	2.7	2.4	2.0	1.0	—
US unemployment[3]	3.7	4.0	4.3	5.7	7.1
US HPI[4]	4.9	3.6	2.3	1.5	0.7
US federal funds rate[3]	3.0	3.3	3.7	4.0	4.3

As at 31.12.25
UK GDP[2]	2.7	2.0	1.4	0.9	0.3
UK unemployment[3]	4.1	4.5	4.8	5.5	6.2
UK HPI[4]	6.1	4.5	3.0	0.6	(2.0)
UK bank rate[3]	2.9	3.2	3.6	2.7	1.7
US GDP[2]	2.7	2.4	2.0	1.1	0.1
US unemployment[3]	3.9	4.1	4.4	5.4	6.3
US HPI[4]	4.8	3.6	2.4	1.9	1.5
US federal funds rate[3]	2.9	3.2	3.5	3.1	2.5
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax HPI Meth2 All Houses,
All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA
House Price Index. 20 quarter period starts from Q126 (2025: Q125).
25-year yearly average CAGR, starting 2025 (2025: 2024).
35-year average. Period based on 20 quarters from Q126 (2025: Q125).
45-year quarter end CAGR, starting Q425 (2025: Q424).

Barclays Bank PLC	19

Credit Risk
Assets held for sale
The prior period presents gross loans and advances and the related impairment allowance for the AA portfolio in USCB classified as assets held for sale in the condensed consolidated balance sheet. The sale of this portfolio was completed on
24 April 2026.

Loans and advances by product
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.12.25	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,468	65	1.2	466	124	26.6	54	44	81.5	5,988	233	3.9
Corporate loans - US	43	1	2.3	6	2	33.3	—	—	—	49	3	6.1
Total	5,511	66	1.2	472	126	26.7	54	44	81.5	6,037	236	3.9

Management adjustments to models for impairment
	Impairment allowance pre management adjustments	Economic uncertainty adjustments[1] (a)	Other adjustments (b)	Management adjustments (a+b)	Total impairment allowance	Proportion of Management adjustments to total impairment allowance
As at 31.12.25	£m	£m	£m	£m	£m	%
Retail credit cards - US	232	5	—	5	237	2.1
Corporate loans - US	3	—	—	—	3	—
Total	235	5	—	5	240	2.1
1Reflects a Stage 2 adjustment for elevated US macroeconomic uncertainty; with impacts yet to materialise in consumer behaviour.

Barclays Bank PLC	20

Market Risk
Analysis of management value at risk (VaR)
The table below shows the total management VaR on a one-day holding period. VaR limits are applied to total management
VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by risk factor

	Half year ended 30.06.26			Half year ended 31.12.25			Half year ended 30.06.25
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	17	20	14	14	21	11	16	20	13
Interest rate risk	13	22	6	15	24	6	15	25	5
Equity risk	7	11	4	6	10	4	8	14	5
Basis risk	6	8	3	6	9	4	5	7	4
Spread risk	4	6	3	4	6	3	5	7	4
Foreign exchange risk	6	12	4	4	7	2	4	7	2
Commodity risk	1	2	—	—	1	—	—	1	—
Inflation risk	4	6	3	5	6	4	5	8	3
Diversification effect[1]	(38)	n/a	n/a	(37)	n/a	n/a	(39)	n/a	n/a
Total management VaR	20	28	13	17	25	9	19	31	10
1Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low total management VaR. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.
Average Management VaR remained relatively stable at £20m (H225: £17m) driven by a small increase in credit risk, partially offset by a slight decrease in interest rate risk.

Barclays Bank PLC	21

Treasury and Capital Risk
Funding and liquidity
Overview
The Liquidity pool increased to £243.1bn (December 2025: £229.9bn) driven by deposit growth across the businesses and increased term wholesale funding. The Barclays Bank PLC Domestic Liquidity Subgroup (‘DoLSub’) Liquidity Coverage Ratio
(LCR) remained well above the 100% regulatory requirement at 140.2% (December 2025: 149.7%), reflecting increases in both net cash outflows and High Quality Liquid Assets (HQLA) over the respective 12 month lookback periods.
For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under the Barclays Bank PLC DoLSub arrangement.
Liquidity risk stress testing
The Internal Liquidity Stress Tests (ILST) measure the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays-specific and market-wide stress event.
Liquidity coverage ratio
The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.
Barclays Bank PLC implemented a new methodology for calculating net stress outflows related to secured financing transactions in the LCR. This change materialised from June 2025, with the Barclays Bank PLC headline ratio contracting over time from previously elevated levels whilst remaining broadly within ranges reported over recent years. The revised methodology models a more asymmetric unwind of client activity, resulting in a higher net outflow calculation. Barclays
Bank PLC has always maintained, and intends to continue to maintain, a significant liquidity buffer which allows for this impact to be readily absorbed within its liquidity surplus.
As at 30 June 2026, Barclays Bank PLC DoLSub held eligible liquid assets well above 100% of the net cash outflows to its internal and regulatory requirements. The proportional split of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group. The Barclays Bank PLC
DoLSub liquidity pool was held entirely within Barclays Bank PLC.

	As at 30.06.26	As at 31.12.25
	£bn	£bn
Barclays Bank PLC DoLSub Liquidity Pool	243.1	229.9

	%	%
Barclays Bank PLC DoLSub Liquidity Coverage Ratio[1]	140.2	149.7
1Represents the average of the last 12 spot month end ratios.

Barclays Bank PLC	22

Treasury and Capital Risk
Net Stable Funding Ratio (NSFR)
The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off-
balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are defined as stable sources of funding) relative to the Required Stable Funding (a measure of assets on balance sheet and certain off-balance sheet exposures which may require longer term funding). The NSFR
(average of last four quarter end ratios) was 112.1% at 30 June 2026, equivalent to a surplus of £41.9bn above the regulatory requirement and demonstrating Barclays Bank PLC’s stable balance sheet funding profile.

	As at 30.06.26	As at 31.12.25
Net Stable Funding Ratio[1]	£bn	£bn
Total Available Stable Funding	389.1	381.3
Total Required Stable Funding	347.2	336.7
Surplus	41.9	44.6

Net Stable Funding Ratio	112.1%	113.3%
1Average represents the last four spot quarter end ratios.
As part of the liquidity risk appetite, Barclays Bank PLC DoLSub establishes minimum LCR, NSFR and internal liquidity stress test limits. Barclays Bank PLC DoLSub plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the Barclays Bank Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Barclays Bank PLC	23

Treasury and Capital Risk
Capital and leverage
Barclays Bank PLC capital requirements are set by the PRA at a solo-consolidated level. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, whose inclusion within the consolidation is subject to PRA approval.
Further information on the risk profile will be included in the Barclays Bank PLC Interim 2026 Pillar 3 Report, expected to be published on or around 10 August 2026, and which will be available at home.barclays/investor-relations/reports-and-
events.
As at 30 June 2026, the Barclays Bank PLC solo-consolidated CET1 ratio was 12.6%, which is above its minimum regulatory requirement of 10.4%.

Capital ratios[1]	As at 30.06.26	As at 31.12.25
CET1	12.6%	12.7%
Tier 1 (T1)	15.9%	16.1%
Total regulatory capital	18.3%	19.0%

	As at 30.06.26	As at 31.12.25
Capital resources	£m	£m
CET1 capital	29,072	28,177
T1 capital	36,732	35,848
Total regulatory capital	42,272	42,129

Risk weighted assets (RWAs)	231,549	222,247
Leverage minimum requirements are set at the sub-consolidated level for Barclays Bank PLC. The sub-consolidated group represents the Barclays Bank Group on a regulatory scope of consolidation, as approved by the PRA. As a result, the
Barclays Bank PLC leverage disclosures contained within this document are presented at Barclays Bank PLC sub-
consolidated level, based on capital and exposure on the last day of the quarter.
Additionally, Barclays Bank PLC sub-consolidated group is required to disclose an average UK leverage ratio based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

	As at 30.06.26	As at 31.12.25
Leverage ratio BBPLC sub-consolidated[1]	£m	£m
UK leverage ratio[2]	5.5%	5.8%
T1 capital	58,210	56,465
UK leverage exposure	1,065,704	980,935

Average UK leverage ratio	5.1%	5.2%
Average T1 Capital	56,846	56,406
Average UK leverage exposure	1,120,504	1,093,000
1The Barclays Bank PLC solo-consolidated and Barclays Bank PLC sub-consolidated CET1 ratios are relevant for assessing against the conversion triggers in Barclays Bank PLC AT1 securities (all of which are held by Barclays PLC), were 12.6% and 17.2% respectively.
2Although the leverage ratio is expressed in terms of T1 capital, the countercyclical leverage ratio buffer (CCLB) and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.2% countercyclical leverage ratio buffer was £2.1bn.

Barclays Bank PLC	24

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

		Half year ended 30.06.26	Half year ended 30.06.25
	Notes[1]	£m	£m
Interest and similar income		11,132	11,915
Interest and similar expense		(7,301)	(8,420)
Net interest income		3,831	3,495
Fee and commission income	3	5,264	4,962
Fee and commission expense	3	(1,758)	(1,742)
Net fee and commission income	3	3,506	3,220
Net trading income		4,617	4,358
Net investment expense		(73)	(20)
Other income[2]		252	29
Total income		12,133	11,082
Staff costs		(3,084)	(2,831)
Infrastructure, administration and general expenses		(3,551)	(3,424)
UK regulatory levies		(40)	(53)
Litigation and conduct		(81)	(59)
Operating expenses		(6,756)	(6,367)
Profit before Impairment		5,377	4,715
Credit impairment charges		(1,057)	(875)
Profit before tax		4,320	3,840
Tax charge		(916)	(778)
Profit after tax		3,404	3,062

Attributable to:
Shareholders of the parent		3,014	2,675
Other equity holders		390	387
Profit after tax		3,404	3,062
1For notes to the Financial Statements see pages 30 to 46.
2Other income includes c.£225m gain recognised on sale of the AA portfolio on 24 April 2026.

Barclays Bank PLC	25

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended 30.06.26	Half year ended 30.06.25
	Notes[1]	£m	£m
Profit after tax		3,404	3,062

Other comprehensive (loss)/income that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences		202	(1,622)
Tax		12	(30)
Fair value through other comprehensive income reserve
Net (losses)/gains from changes in fair value		(323)	833
Net losses transferred to net profit on disposal		89	82
Net release of impairment		—	(2)
Net gains/(losses) due to fair value hedging		346	(408)
Tax		(31)	(140)
Cash flow hedging reserve
Net (losses)/gains from changes in fair value		(1,359)	2,618
Net losses/(gains) transferred to net profit		729	(1,072)
Tax		172	(431)
Other comprehensive loss that may be recycled to profit or loss		(163)	(172)

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	9	(49)	(275)
Own credit		457	711
Tax		(107)	(113)
Other comprehensive income not recycled to profit or loss		301	323

Other comprehensive income for the period		138	151

Total comprehensive income for the period		3,542	3,213
1For notes to the Financial Statements see pages 30 to 46.

Barclays Bank PLC	26

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)

		As at 30.06.26	As at 31.12.25
Assets	Notes[1]	£m	£m
Cash and balances at central banks		228,787	208,544
Cash collateral and settlement balances		184,167	124,519
Debt securities at amortised cost		56,579	55,153
Loans and advances at amortised cost to banks		12,336	9,036
Loans and advances at amortised cost to customers		144,094	141,750
Reverse repurchase agreements and other similar secured lending at amortised cost		12,238	17,662
Trading portfolio assets		208,712	189,743
Financial assets at fair value through the income statement		211,836	185,002
Derivative financial instruments		303,238	252,192
Financial assets at fair value through other comprehensive income		48,286	42,818
Investments in associates and joint ventures		15	14
Goodwill and intangible assets	6	1,674	1,303
Property, plant and equipment		1,668	1,603
Current tax assets		278	376
Deferred tax assets		2,804	2,936
Retirement benefit assets	9	3,231	3,240
Assets included in disposal groups classified as held for sale	14	—	5,932
Other assets		4,162	3,650
Total assets		1,424,105	1,245,473

Liabilities
Deposits at amortised cost from banks		19,683	20,393
Deposits at amortised cost from customers		334,150	324,358
Cash collateral and settlement balances		181,227	116,811
Repurchase agreements and other similar secured borrowing at amortised cost		20,013	18,651
Debt securities in issue		62,773	57,229
Subordinated liabilities	7	43,252	45,239
Trading portfolio liabilities		76,473	56,829
Financial liabilities designated at fair value		320,350	293,527
Derivative financial instruments		291,770	240,757
Current tax liabilities		719	611
Deferred tax liabilities		1	1
Retirement benefit liabilities	9	153	157
Provisions	8	723	766
Other liabilities		8,460	7,831
Total liabilities		1,359,747	1,183,160

Equity
Called up share capital and share premium		2,346	2,346
Other equity instruments		10,972	10,446
Other reserves	10	(5)	(179)
Retained earnings		51,045	49,700
Total equity		64,358	62,313

Total liabilities and equity		1,424,105	1,245,473
1For notes to the Financial Statements see pages 30 to 46.

Barclays Bank PLC	27

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity
Half year ended 30.06.26	£m	£m	£m	£m	£m
Balance as at 1 January 2026	2,346	10,446	(179)	49,700	62,313
Profit after tax	—	390	—	3,014	3,404
Currency translation movements	—	—	214	—	214
Fair value through other comprehensive income reserve	—	—	81	—	81
Cash flow hedges	—	—	(458)	—	(458)
Retirement benefit remeasurements	—	—	—	(33)	(33)
Own credit	—	—	334	—	334
Total comprehensive income for the period	—	390	171	2,981	3,542
Issue and redemption of equity instruments	—	526	—	—	526
Other equity instruments coupons paid	—	(390)	—	—	(390)
Employee settled Barclays PLC shares scheme	—	—	—	352	352
Vesting of Barclays PLC shares under share based payment schemes	—	—	—	(800)	(800)
Dividends paid on ordinary shares	—	—	—	(1,175)	(1,175)
Dividends paid on preference shares and other shareholders equity	—	—	—	(14)	(14)
Other movements	—	—	3	1	4
Balance as at 30 June 2026	2,346	10,972	(5)	51,045	64,358

	Called up share capital and share premium	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity
Half year ended 31.12.25	£m	£m	£m	£m	£m
Balance as at 1 July 2025	2,346	10,479	(953)	49,376	61,248
Profit after tax	—	396	—	1,200	1,596
Currency translation movements	—	—	496	—	496
Fair value through other comprehensive income reserve	—	—	302	—	302
Cash flow hedges	—	—	426	—	426
Retirement benefit remeasurements	—	—	—	178	178
Own credit	—	—	(454)	—	(454)
Total comprehensive income for the period	—	396	770	1,378	2,544
Issue and redemption of other equity instruments	—	(33)	—	(4)	(37)
Other equity instruments coupons paid	—	(396)	—	—	(396)
Employee settled Barclays PLC share schemes	—	—	—	347	347
Vesting of Barclays PLC shares under share based payment schemes	—	—	—	(22)	(22)
Dividends paid on ordinary shares	—	—	—	(1,375)	(1,375)
Dividends paid on preference shares and other shareholders equity	—	—	—	(14)	(14)
Other movements	—	—	4	14	18
Balance as at 31 December 2025	2,346	10,446	(179)	49,700	62,313

Barclays Bank PLC	28

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity
Half year ended 30.06.25	£m	£m	£m	£m	£m
Balance as at 1 January 2025	2,348	9,604	(1,302)	48,570	59,220
Profit after tax	—	387	—	2,675	3,062
Currency translation movements	—	—	(1,652)	—	(1,652)
Fair value through other comprehensive income reserve	—	—	365	—	365
Cash flow hedges	—	—	1,115	—	1,115
Retirement benefit remeasurements	—	—	—	(194)	(194)
Own credit	—	—	517	—	517
Total comprehensive income for the period	—	387	345	2,481	3,213
Issue and redemption of other equity instruments	—	875	—	(1)	874
Other equity instruments coupon paid	—	(387)	—	—	(387)
Redemption of preference shares [3]	(2)	—	2	(270)	(270)
Employee settled Barclays PLC share schemes	—	—	—	320	320
Vesting of Barclays PLC shares under share based payment schemes	—	—	—	(508)	(508)
Dividends paid on ordinary shares	—	—	—	(1,195)	(1,195)
Dividends paid on preference shares and other shareholders equity	—	—	—	(18)	(18)
Other movements	—	—	2	(3)	(1)
Balance as at 30 June 2025	2,346	10,479	(953)	49,376	61,248
1Other equity instruments of £10,972m (December 2025: £10,446m) comprise AT1 securities issued to Barclays PLC. Barclays PLC uses funds from market issuances to purchase AT1 securities issued by Barclays Bank PLC. During the six months ended 30 June 2026, there was one issuance in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities for £526m (net of issuance cost of £5m)
and no redemptions. For the six months ended 31 December 2025, there were two issuances totalling £1,596m (including £16m of issuance costs) and one redemption of £1,629m. For the six months ended 30 June 2025, there was one issuance of £1,174m (including £12m of issuance costs) and one redemption of £299m, all relating to Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities.
2Details are shown in Note 10 Other reserves on page 41.
3On 16 June 2025, Barclays Bank PLC redeemed and cancelled the outstanding 4.75% Non-Cumulative Callable Euro Preference Series 2 Shares.
The principal outstanding was EUR 319m.

Barclays Bank PLC	29

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)

	Half year ended 30.06.26	Half year ended 30.06.25
	£m	£m
Profit before tax	4,320	3,840
Adjustment for non-cash and other items	2,570	5,250
Net (increase)/decrease in loans and advances at amortised cost	(3,214)	1,488
Net increase in deposits at amortised cost	9,082	6,689
Net increase in debt securities in issue	5,544	10,122
Changes in other operating assets and liabilities	11,988	(4,572)
Corporate income tax (paid)/received	(372)	152
Net cash from operating activities	29,918	22,969
Net cash from investing activities	(3,148)	(1,241)
Net cash from financing activities	(3,622)	1,575
Effect of exchange rates on cash and cash equivalents	335	(2,633)
Net increase in cash and cash equivalents	23,483	20,670
Cash and cash equivalents at beginning of the period	229,953	200,695
Cash and cash equivalents at end of the period	253,436	221,365

Barclays Bank PLC	30

Financial Statement Notes
1. Basis of preparation
These condensed consolidated interim financial statements (“the financial statements”) for the six months ended 30 June
2026 have been prepared in accordance with (a) the Disclosure Guidance and Transparency Rules (DTR) of the UK’s
Financial Conduct Authority (FCA), (b) the Transparency (Directive 2004/109/EC) Regulations 2007 of Ireland (as
amended), and (c) (i) UK adopted IAS 34, Interim Financial Reporting (ii) IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB), and (iii) IAS 34, Interim Financial Reporting as adopted pursuant to
Regulation (EC) No 1606/2002 as it applies in the European Union (EU). UK adopted IAS 34 and EU adopted IAS 34 are currently the same and were the same as at 30 June 2025.
The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2025. The annual financial statements for the year ended 31 December 2025 were prepared in accordance with the requirements of the Companies Act 2006 and in accordance with (i) UK-adopted international accounting standards (ii) International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB, and (iii) IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the EU. UK adopted
IFRS and EU adopted IFRS are currently the same and were the same as at 31 December 2025.
The accounting policies and methods of computation applied in these condensed consolidated interim financial statements are consistent with those set out in the Barclays Bank PLC Annual Report for the year ended 31 December 2025, except for the adoption of the amendments to IFRS 9, effective from 1 January 2026. The amendments include:
•Additional guidance clarifying when certain financial assets comply with solely payments of principal and interest
(SPPI) requirements, including instruments with contingent features (e.g. Environmental, Social, and Governance
(ESG)-linked financing), as well as contractually-linked instruments and non-recourse financing.
•Clarifications to the derecognition requirements for financial assets and financial liabilities and the introduction of an accounting policy choice for liabilities settled via an electronic payment system. If the policy choice is elected, a liability may be derecognised before it is legally extinguished, provided that the entity has initiated a payment instruction and the specified IFRS 9 criteria are met.
In the limited circumstances where there is a delay between cash being transferred by Barclays Bank Group via an electronic payment system and the legal extinguishment of the related liability, Barclays Bank Group has adopted the policy choice referred to above. There was no material impact from Barclays Bank Group's adoption of these IFRS 9 amendments.
i.Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Barclays Bank Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions which includes a review of a working capital report (WCR). The WCR is used by the
Directors to assess the future performance of the Barclays Bank Group and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirements forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Barclays Bank Group could experience.
The WCR indicated that the Barclays Bank Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.
ii.Other disclosures
The credit risk disclosures on pages 6 to 19 form part of these interim financial statements.

Barclays Bank PLC	31

Financial Statement Notes
2. Segmental reporting

Analysis of results by business
	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
Half year ended 30.06.26	£m	£m	£m	£m	£m	£m
Net interest income	833	430	951	1,556	61	3,831
Non-interest income	287	295	7,153	564	3	8,302
Total income	1,120	725	8,104	2,120	64	12,133
Of which inter-segmental income/(expense)	796	893	(1,656)	(9)	(24)	—
Operating costs	(528)	(546)	(4,442)	(837)	(282)	(6,635)
UK regulatory levies	(15)	(3)	(22)	—	—	(40)
Litigation and conduct	—	—	2	(2)	(81)	(81)
Total operating expenses	(543)	(549)	(4,462)	(839)	(363)	(6,756)
Profit/(loss) before impairment	577	176	3,642	1,281	(299)	5,377
Credit impairment (charges)/releases	(19)	(3)	(323)	(713)	1	(1,057)
Profit/(loss) before tax	558	173	3,319	568	(298)	4,320

As at 30.06.26	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	75.8	44.3	1,257.6	32.8	13.6	1,424.1
Total liabilities	107.4	81.8	1,140.2	25.6	4.7	1,359.7

	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
Half year ended 30.06.25	£m	£m	£m	£m	£m	£m
Net interest income	729	425	786	1,332	223	3,495
Non-interest income	306	292	6,567	369	53	7,587
Total income	1,035	717	7,353	1,701	276	11,082
Of which inter-segmental income/(expense)	992	921	(1,761)	(3)	(149)	—
Operating costs	(513)	(494)	(4,118)	(817)	(313)	(6,255)
UK regulatory levies	(24)	(2)	(27)	—	—	(53)
Litigation and conduct	(39)	—	(11)	(3)	(6)	(59)
Total operating expenses	(576)	(496)	(4,156)	(820)	(319)	(6,367)
Profit/(loss) before impairment	459	221	3,197	881	(43)	4,715
Credit impairment (charges)/releases	(31)	11	(139)	(711)	(5)	(875)
Profit/(loss) before tax	428	232	3,058	170	(48)	3,840

As at 31.12.25	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	71.4	41.9	1,082.0	34.3	15.9	1,245.5
Total liabilities	104.3	80.4	968.1	25.4	5.0	1,183.2
Inter-segmental income/(expense) refers to the internal charging of revenues between different business segments, reflecting how resources such as funding, capital, or services are utilised across the Barclays Bank Group. Segments which operate with a net customer deposit position contribute surplus deposits as a funding source for other Barclays Bank Group segment activities.

Barclays Bank PLC	32

Financial Statement Notes
3. Net fee and commission income
Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from
Contracts with Customers.

	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
Half year ended 30.06.26	£m	£m	£m	£m	£m	£m
Fee type
Transactional	229	14	165	1,205	107	1,720
Advisory	—	174	452	—	—	626
Brokerage and execution	—	91	1,086	—	—	1,177
Underwriting and syndication	58	—	1,451	62	—	1,571
Other	5	1	49	—	14	69
Total revenue from contracts with customers	292	280	3,203	1,267	121	5,163
Other non-contract fee income	14	—	87	—	—	101
Fee and commission income	306	280	3,290	1,267	121	5,264
Fee and commission expense	(46)	(21)	(738)	(921)	(32)	(1,758)
Net fee and commission income	260	259	2,552	346	89	3,506

	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
Half year ended 30.06.25	£m	£m	£m	£m	£m	£m
Fee type
Transactional	229	15	171	1,333	130	1,878
Advisory	—	166	282	—	—	448
Brokerage and execution	—	79	979	—	—	1,058
Underwriting and syndication	51	—	1,391	—	—	1,442
Other	6	2	34	—	15	57
Total revenue from contracts with customers	286	262	2,857	1,333	145	4,883
Other non-contract fee income	14	—	65	—	—	79
Fee and commission income	300	262	2,922	1,333	145	4,962
Fee and commission expense	(49)	(19)	(677)	(959)	(38)	(1,742)
Net fee and commission income	251	243	2,245	374	107	3,220
Fee types
Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees.
These include interchange and merchant fee income generated from credit and bank card usage.
Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions and facilitating foreign exchange transactions for spot/forward contracts.
Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.

Barclays Bank PLC	33

Financial Statement Notes
4.Dividends on ordinary shares and preference shares

	Half year ended 30.06.26	Half year ended 30.06.25

Dividends paid during the period	£m	£m
Ordinary shares	1,175	1,195
Preference shares	14	18
Total	1,189	1,213
An interim dividend in respect of the six months ended 30 June 2026 of £2,100m was declared on 28 July 2026.
5. Fair value of financial instruments
This note should be read in conjunction with Note 16 Fair value of financial instruments of the Barclays Bank PLC Annual
Report 2025 which provides more detail regarding accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted in the period. During the period, the Barclays Bank Group further enhanced its fair value levelling framework. These enhancements enabled a more granular assessment of input observability and a broader application of significance assessments in determining the fair value hierarchy classification of financial instruments.
Valuation
The following table shows the Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by the fair value hierarchy and balance sheet classification:

Assets and liabilities held at fair value
	Valuation techniques used
	Quoted market prices	Observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
As at 30.06.26	£m	£m	£m	£m
Trading portfolio assets	127,559	72,375	8,778	208,712
Financial assets at fair value through the income statement	6,446	201,270	4,120	211,836
Derivative financial instruments	61	301,204	1,973	303,238
Financial assets at fair value through other comprehensive income	32,290	13,726	2,270	48,286
Investment property	—	—	42	42
Total assets	166,356	588,575	17,183	772,114
Trading portfolio liabilities	(61,743)	(14,651)	(79)	(76,473)
Financial liabilities designated at fair value	(1,678)	(316,195)	(2,477)	(320,350)
Derivative financial instruments	(47)	(288,868)	(2,855)	(291,770)
Total liabilities	(63,468)	(619,714)	(5,411)	(688,593)

As at 31.12.25
Trading portfolio assets	110,773	68,623	10,347	189,743
Financial assets at fair value through the income statement	5,015	173,801	6,186	185,002
Derivative financial instruments	108	250,374	1,710	252,192
Financial assets at fair value through other comprehensive income	31,640	8,110	3,068	42,818
Investment property	—	—	43	43
Total assets	147,536	500,908	21,354	669,798
Trading portfolio liabilities	(42,009)	(14,733)	(87)	(56,829)
Financial liabilities designated at fair value	(1,702)	(286,972)	(4,853)	(293,527)
Derivative financial instruments	(93)	(237,599)	(3,065)	(240,757)
Total liabilities	(43,804)	(539,304)	(8,005)	(591,113)

Barclays Bank PLC	34

Financial Statement Notes
The following table shows the Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

As at 30.06.26	Loans	Corporate debt	Asset backed securities	Government and Government sponsored debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	3,156	1,873	1,670	1,342	—	—	—	—	—	737	8,778
Financial assets at fair value through the income statement	2,979	465	271	33	308	—	—	—	—	64	4,120
Derivative financial instruments	—	—	—	—	—	—	—	942	286	745	1,973
Financial assets at fair value through other comprehensive income	2,192	60	11	7	—	—	—	—	—	—	2,270
Investment property	—	—	—	—	—	—	—	—	—	42	42
Total assets	8,327	2,398	1,952	1,382	308	—	—	942	286	1,588	17,183
Trading portfolio liabilities	—	(46)	—	(4)	—	—	—	—	—	(29)	(79)
Financial liabilities designated at fair value	—	—	—	—	—	(2,396)	—	—	—	(81)	(2,477)
Derivative financial instruments	—	—	—	—	—	—	—	(1,436)	(424)	(995)	(2,855)
Total liabilities	—	(46)	—	(4)	—	(2,396)	—	(1,436)	(424)	(1,105)	(5,411)

Barclays Bank PLC	35

Financial Statement Notes

As at 31.12.25	Loans	Corporate debt	Asset backed securities	Government and Government sponsored debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	5,667	1,849	874	1,513	—	—	—	—	—	444	10,347
Financial assets at fair value through the income statement	4,620	905	188	33	268	—	97	—	—	75	6,186
Derivative financial instruments	—	—	—	—	—	—	—	759	520	431	1,710
Financial assets at fair value through other comprehensive income	2,235	25	756	52	—	—	—	—	—	—	3,068
Investment property	—	—	—	—	—	—	—	—	—	43	43
Total assets	12,522	2,779	1,818	1,598	268	—	97	759	520	993	21,354
Trading portfolio liabilities	—	(36)	—	(34)	—	—	—	—	—	(17)	(87)
Financial liabilities designated at fair value	—	—	—	—	—	(3,760)	(887)	—	—	(206)	(4,853)
Derivative financial instruments	—	—	—	—	—	—	—	(612)	(1,602)	(851)	(3,065)
Total liabilities	—	(36)	—	(34)	—	(3,760)	(887)	(612)	(1,602)	(1,074)	(8,005)
1Other products include certificate of deposits, funds and fund-linked products, equity cash products, investment property, credit derivatives and foreign exchange derivatives.
Assets and liabilities transferred between Level 1 and Level 2
During the six-month period ended 30 June 2026, there were no assets or liabilities transferred between Level 1 and Level 2
(year ended 31 December 2025: £33.5bn assets and £(9.8)bn liabilities transferred from Level 2 to Level 1).
Level 3 movement analysis
The following table summarises the movements in the Level 3 balances during the six-month period. Transfers have been reflected as if they had taken place at the beginning of the period.
Assets and liabilities transferred between Level 2 and Level 3 primarily reflect the application of the enhanced fair value levelling framework, including refinements to observability assessments and significance testing methodologies, together with the reassessment of fair value hierarchy classifications at the reporting date. Transfers include £3.5bn assets and
£(2.3)bn liabilities transferred from Level 3 to Level 2 reflecting these enhancements.

Barclays Bank PLC	36

Financial Statement Notes

Analysis of movements in Level 3 assets and liabilities
	As at 01.01.26					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 30.06.26
		Purchases	Sales	Issues	Settlements	Trading income[2]	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	10,347	4,116	(2,052)	—	(2,133)	35	—	—	586	(2,121)	8,778
Financial assets at fair value through the income statement	6,186	1,438	(1,101)	—	(1,019)	(51)	25	—	32	(1,390)	4,120
Financial assets at fair value through other comprehensive income	3,068	452	(247)	—	(953)	1	—	—	—	(51)	2,270
Investment property	43	—	—	—	—	(1)	—	—	—	—	42
Trading portfolio liabilities	(87)	(62)	41	—	—	12	—	—	(15)	32	(79)
Financial liabilities designated at fair value	(4,853)	—	—	(1,278)	504	67	—	—	(265)	3,348	(2,477)
Net derivative financial instruments[1]	(1,355)	(487)	59	—	—	102	(1)	—	(79)	879	(882)
Total	13,349	5,457	(3,300)	(1,278)	(3,601)	165	24	—	259	697	11,772

	As at 01.01.25					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 30.06.25
		Purchases	Sales	Issues	Settlements	Trading income[2]	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	10,115	4,125	(3,524)	—	(1,147)	136	—	—	439	(265)	9,879
Financial assets at fair value through the income statement	5,991	2,388	(1,170)	—	(469)	(117)	(19)	—	63	(280)	6,387
Financial assets at fair value through other comprehensive income	3,674	566	(1,399)	—	(6)	3	29	—	277	—	3,144
Investment property	9	33	—	—	—	—	—	—	—	—	42
Trading portfolio liabilities	(395)	(46)	28	—	—	37	—	—	(57)	9	(424)
Financial liabilities designated at fair value	(3,241)	—	91	(617)	31	88	—	—	(179)	996	(2,831)
Net derivative financial instruments[1]	(1,108)	(19)	249	—	2	166	1	—	(34)	(135)	(878)
Total	15,045	7,047	(5,725)	(617)	(1,589)	313	11	—	509	325	15,319
1The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £1,973m (June 2025:
£1,983m) and derivative financial liabilities were £(2,855)m (June 2025: £(2,861)m.
2Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.

Barclays Bank PLC	37

Financial Statement Notes
Unrealised gains and losses on Level 3 assets and liabilities
The following table discloses the unrealised gains and losses recognised in the six-month period arising on Level 3 assets and liabilities held at the period end:

	Half year ended 30.06.26				Half year ended 30.06.25
	Income statement		Other comprehensive income	Total	Income statement		Other comprehensive income	Total
	Trading income[1]	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	26	—	—	26	21	—	—	21
Financial assets at fair value through the income statement	(52)	26	—	(26)	(117)	(20)	—	(137)
Financial assets at fair value through other comprehensive income	—	—	—	—	3	28	—	31
Investment property	—	—	—	—	—	—	—	—
Trading portfolio liabilities	12	—	—	12	34	—	—	34
Financial liabilities designated at fair value	70	—	—	70	86	—	—	86
Net derivative financial instruments	104	(1)	—	103	165	1	—	166
Total	160	25	—	185	192	9	—	201
1Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.
Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models. These methodologies primarily leverage the prudent valuation framework when determining sensitivities.
Sensitivities are based on either range or spread data from reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.
The valuation and sensitivity methodologies applied in the current period are consistent with those described in Note 16,
Fair value of financial instruments, in the Barclays Bank PLC Annual Report 2025.

Sensitivity analysis of valuations using unobservable inputs (Relates to Level 3 Portfolios)
	As at 30.06.26				As at 31.12.25
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income Statement	Equity	Income statement	Equity	Income Statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Loans	187	3	(229)	(40)	201	21	(297)	(37)
Corporate debt	72	—	(87)	—	88	—	(68)	—
Asset backed securities	110	1	(88)	(1)	51	6	(43)	(6)
Government and Government sponsored debt	55	—	(53)	—	45	—	(41)	—
Private equity investments	47	—	(47)	—	37	—	(37)	—
Interest rate derivatives	127	—	(132)	—	109	—	(134)	—
Equity derivatives	375	—	(375)	—	336	—	(336)	—
Other products[1]	55	21	(55)	(34)	105	312	(104)	(89)
Total	1,028	25	(1,066)	(75)	972	339	(1,060)	(132)
1 Other products includes funds and fund linked products, equity cash products, credit derivatives and foreign exchange derivatives.
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,053m (December 2025: £1,311m) or to decrease

Barclays Bank PLC	38

Financial Statement Notes
fair values by up to £1,141m (December 2025: £1,192m) with substantially all of the potential effect impacting profit and loss rather than reserves.
Significant unobservable inputs
The valuation techniques and significant unobservable inputs for Level 3 assets and liabilities recognised at fair value are broadly consistent with Note 16 Fair value of financial instruments in the Barclays Bank PLC Annual Report 2025.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	As at 30.06.26	As at 31.12.25
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(704)	(618)
Uncollateralised derivative funding	49	62
Derivative credit valuation adjustments	(162)	(155)
Derivative debit valuation adjustments	103	119
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that is yet to be recognised in income, relating to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, is £218m (December 2025: £258m) for financial instruments measured at fair value. These unrecognised gains decreased by amortisation and releases of £73m (December 2025: £63m) offset by £33m (December 2025: £54m)
from additions and FX revaluation. For financial instruments carried at amortised cost, the amount that is yet to be recognised in income is £15m (December 2025: £16m). There are amortisation and releases of £1m (December 2025:
£1m) with additions of £nil (December 2025: £nil).
Third party credit enhancements
Structured and brokered certificates of deposit issued by the Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by fees that the Barclays Bank
Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third-party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £1,948m (December 2025: £4,156m).
Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
Valuation methodologies employed in calculating the fair value of financial assets and liabilities not held at fair value are consistent with those described within Note 16 Fair value of financial instruments in the Barclays Bank PLC Annual Report
2025.
The following table summarises the fair value of financial assets and liabilities not held at fair value on the Barclays Bank
Group’s balance sheet:

	As at 30.06.26		As at 31.12.25
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Debt securities at amortised cost	56,579	55,676	55,153	54,165
Loans and advances at amortised cost	156,430	157,961	150,786	152,780
Reverse repurchase agreements and other similar secured lending	12,238	12,238	17,662	17,662
Assets included in disposal groups classified as held for sale	—	—	5,801	6,065

Financial liabilities
Deposits at amortised cost	(353,833)	(353,900)	(344,751)	(344,803)
Repurchase agreements and other similar secured borrowing	(20,013)	(20,013)	(18,651)	(18,651)
Debt securities in issue	(62,773)	(62,712)	(57,229)	(57,170)
Subordinated liabilities	(43,252)	(45,423)	(45,239)	(47,511)

Barclays Bank PLC	39

Financial Statement Notes
6. Goodwill and intangible assets
As part of the preparation of the Barclays Bank Group’s financial statements for the year ended 31 December 2025, an impairment review of its goodwill and intangible asset balances was performed. The outcome of this review is disclosed on pages 360-361 of the Barclays Bank PLC Annual Report 2025. No impairment was recognised as a result of the review as value in use exceeded carrying amount. A review of the Barclays Bank Group's goodwill and intangible assets as at 30 June
2026 did not identify any factors indicating impairment.
On 1 May 2026, Barclays completed the acquisition of Best Egg, resulting in a £0.1bn increase in intangible assets and the recognition of £0.4bn of goodwill. As at 30 June 2026, management has not identified any indicators of impairment in respect of the goodwill arising on acquisition.
7. Subordinated liabilities

	Half year ended 30.06.26	Year ended 31.12.25
	£m	£m
Opening balance as at 1 January	45,239	41,875
Issuances	4,465	9,808
Redemptions	(6,239)	(5,665)
Other	(213)	(779)
Closing balance	43,252	45,239

Designated at fair value	605	587
Total subordinated liabilities	43,857	45,826
Issuances of £4,465m comprise £4,215m intra-group loans from Barclays PLC and £250m GBP 6.174% Fixed Rate
Resetting Subordinated Callable Notes issued to Barclays PLC.
Redemptions of £6,239m comprise £4,219m intra-group loans from Barclays PLC and £862m EUR 1.125% Fixed Rate
Resetting Subordinated Callable Notes, £1,003m USD 5.200% Fixed Rate Subordinated Notes issued to Barclays PLC and
£155m ZAR Floating Rate Notes issued externally by a Barclays Bank PLC subsidiary.
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

Barclays Bank PLC	40

Financial Statement Notes
8. Provisions

	As at 30.06.26	As at 31.12.25
	£m	£m
Customer redress	9	16
Legal, competition and regulatory matters	44	79
Redundancy and restructuring	51	64
Undrawn contractually committed facilities and guarantees	410	398
Sundry provisions	196	193
Onerous contracts	13	16
Total	723	766
9. Retirement benefits
As at 30 June 2026, the Barclays Bank Group’s IAS 19 net retirement benefit assets were £3.1bn (December 2025: £3.1bn).
The Barclays Bank Section of the UK Retirement Fund (UKRF), which is the Barclays Bank Group’s main defined benefit pension scheme, had IAS 19 net assets of £3.2bn (December 2025: £3.2bn).
The triennial valuation of the Barclays Bank Section of the UKRF has been completed during 2026 and showed a funding surplus of £1.9bn at 30 September 2025.
As part of the valuation the Trustee and Barclays Bank PLC agreed an annual adequacy test on a more prudent basis than
IAS 19 and funding. Should the Barclays Bank Section be sufficiently funded on this basis, regular employer contributions to fund future pension accrual will not be required in the following calendar year. The test was passed at September 2025, so no regular employer contributions are required for 2026.
The next triennial actuarial valuation is due to be completed in 2029 with an effective date of 30 September 2028.

Barclays Bank PLC	41

Financial Statement Notes
10. Other reserves
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Bank
Group’s net investment in foreign operations, net of the effects of hedging.
Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the total of unrealised gains and losses on fair value through other comprehensive income since initial recognition.
Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.
Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.
Other reserves
Other reserves includes a merger reserve relating to inter-Barclays Group entity transfers, and redeemed ordinary and preference shares issued by the Barclays Bank Group.

	As at 30.06.26	As at 31.12.25
	£m	£m
Currency translation reserve	2,748	2,534
Fair value through other comprehensive income reserve	(934)	(1,014)
Cash flow hedging reserve	(1,365)	(907)
Own credit reserve	(652)	(990)
Other reserves	198	198
Total	(5)	(179)

Barclays Bank PLC	42

Financial Statement Notes
11. Contingent liabilities and commitments

	As at 30.06.26	As at 31.12.25
	£m	£m
Guarantees and letters of credit pledged as collateral security	18,086	16,890
Performance guarantees, acceptances and endorsements	9,354	9,743
Documentary credits and other short-term trade related transactions	1,263	1,103
Standby facilities, credit lines and other commitments	354,644	354,285
Total [1]	383,347	382,021
1 Includes exposures relating to financial assets classified as assets held for sale.
Further details on contingent liabilities, where it is not practicable to disclose an estimate of the potential financial effect on the Barclays Bank Group relating to legal, competition and regulatory matters can be found in Note 12.
12. Legal, competition and regulatory matters
The Barclays Bank Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.
The recognition of provisions in relation to such matters involves critical accounting estimates and judgements in accordance with the relevant accounting policies applicable to Note 8 Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group’s potential financial exposure in respect of those matters.
Civil actions related to LIBOR and other benchmarks
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays
Bank Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.
US civil actions related to LIBOR
Multiple civil actions have been filed in the US against the Barclays Bank Group and other banks alleging manipulation of
USD LIBOR, Sterling LIBOR and the LIBOR benchmark that was administered by the Intercontinental Exchange Inc. and certain of its affiliates (ICE LIBOR).
With respect to USD LIBOR, one action alleging that Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Sherman Act), the US
Commodity Exchange Act, the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange
Act of 1934 and various state laws by manipulating USD LIBOR rates remains, seeking unspecified damages. In 2025, the
US federal district court in the Southern District of New York (SDNY) granted the defendants’ motion for summary judgment and dismissed the remaining USD LIBOR litigations, including the action against the Barclays Bank Group. The plaintiffs are appealing the decision.
Non-US benchmarks civil actions
Proceedings are ongoing in Spain and Italy relating to alleged manipulation of LIBOR and EURIBOR.
Foreign exchange civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays
Execution Services Limited (BX) in connection with alleged manipulation of foreign exchange in the UK, the Netherlands,
Israel and Brazil. In Israel, a settlement in principle has been agreed subject to court approval. The settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
The above-mentioned proceedings include a class action filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify the claim in 2022. In
2025, the UK Supreme Court issued a judgment in the defendants’ favour, establishing that this claim cannot be brought as

Barclays Bank PLC	43

Financial Statement Notes
an opt-out class action. The case has been remitted to the CAT for a hearing in July 2026 to determine the defendants’
application to dismiss the claim and the claimant’s application for further time to bring an opt-in claim.
Metals-related civil actions
A US civil complaint alleging manipulation of the price of silver in violation of the US Commodity Exchange Act, the
Sherman Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX. The complaint, which is filed in the SDNY, was dismissed against the Barclays entities and certain other defendants in 2018, and against the remaining defendants in 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc.
and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices. The Barclays entities have reached a settlement which will require court approval. The settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
US residential mortgage-related civil action
There remains one US Residential Mortgage-Backed Securities (RMBS) related civil action arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties made by Barclays Bank PLC and/or a subsidiary acquired in 2007. Barclays’ motion to dismiss the action was denied in 2023. The parties appealed the decision and in January 2025, the appellate court reversed the lower court’s decision and dismissed the action. The plaintiff’s request for review by the New York State Court of Appeals was denied in
May 2026, concluding the matter.
Government and agency securities civil actions
Treasury auction securities civil actions
A consolidated purported class action filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Sherman Act and state common law was dismissed, which was affirmed on appeal. The plaintiffs did not seek US
Supreme Court review, concluding the matter.
Certain plaintiffs have filed a direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Sherman Act, the US Commodity
Exchange Act and state common law. This action remains stayed.
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are
municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. An action in state court has been filed by private plaintiffs on behalf of the state of California. A settlement in principle has been agreed in that action, subject to court approval. This settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position. In addition, three purported class action complaints have been consolidated in the SDNY. In the consolidated
SDNY class action, certain of the plaintiffs’ claims were dismissed in 2020 and 2022 and the plaintiffs’ motion for class certification was granted in 2023, which means the case may proceed as a class action.
Credit Default Swap civil action
A purported antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the US Commodity
Exchange Act, and unjust enrichment under state law. The defendants’ motion to dismiss was denied in 2023. In 2024, the
SDNY ruled that settlement in an earlier CDS antitrust litigation bars these plaintiffs from asserting claims based on conduct occurring before 30 June 2014. The plaintiffs appealed to the Second Circuit and the appeal was denied in 2025. The case has returned to New Mexico federal court and the defendants have filed a motion for judgment on the pleadings.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust actions brought by certain swap execution facilities, which

Barclays Bank PLC	44

Financial Statement Notes
are pending in the SDNY. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York, demanding damages of
$298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement. Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. Barclays Bank PLC filed a counterclaim against BDC for damages, legal fees, expenses and interest. A trial on damages took place in June 2026 and proceedings are ongoing.
Civil actions in respect of the US Anti-Terrorism Act
Since 2014, eight civil actions, on behalf of more than 4,000 plaintiffs, were filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-
denominated transactions for the Iranian government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the US Anti-Terrorism Act, which allows for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in 2023. The plaintiffs’ motion to vacate the judgment was denied in 2025. The other two dismissed actions in the EDNY were consolidated into one action. The plaintiffs in that action, and in one other action in the EDNY, filed amended complaints. The defendants’ motion to dismiss the consolidated action was granted as to all claims against Barclays and the other defendant banks except for one bank, which is seeking reconsideration. The other actions in the EDNY are currently stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.
Shareholder derivative action
In 2020, a purported Barclays shareholder filed a purported derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the
Barclays Bank Group. The shareholder plaintiff filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff sought damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in
2023 by the First Judicial Department in New York. The plaintiff appealed the First Judicial Department’s decision to the New
York Court of Appeals. The dismissal was affirmed by the New York Court of Appeals in May 2025, concluding the matter.
In November 2025, the same plaintiff filed a new complaint in New York state court against the same defendants. In
February 2026, the plaintiff voluntarily dismissed the new complaint. The dismissal received court approval in March 2026, concluding the matter.
Motor finance commission arrangements
From 2003 to late 2019, Barclays, through Clydesdale Financial Services Limited (CFSL), a wholly-owned subsidiary of the
Group, provided motor finance to customers in the UK. In 2020, CFSL was transferred from Barclays Bank PLC to Barclays
Principal Investments Ltd (BPIL), another subsidiary of Barclays PLC. Barclays Bank PLC has provided an intragroup indemnity to BPIL in respect of historical litigation and conduct matters relating to CFSL.
In January 2024, the FCA appointed a skilled person to review the historical use of discretionary commission arrangements and sales in the UK motor finance market. In October 2025, the FCA consulted on an industry-wide redress scheme for eligible motor finance customers where a commission was payable by the lender to the broker, and Barclays engaged with the FCA as part of this process. In March 2026, the FCA published its final rules for such scheme.
Barclays increased its provision in Q1 26 by £105m to reflect the expected financial impact of the redress scheme. The increase in provision was primarily driven by moving from a multi-scenario approach to a single scenario based on the
FCA’s final rules and higher compensatory interest. There has been no further increase in Q2 26 and the provision in respect of this matter is £430m as at 30 June 2026 (as at 31 December 2025: £325m). The provision as at 30 June 2026 reflects
Barclays’ estimate of cases in scope of the FCA redress scheme, the anticipated level of customer redress under the FCA’s methodology (including compensatory interest at a minimum of 3% per annum), the estimated customer response rate
(with reference to prior remediation exercises across the Group), and implementation costs. The ultimate financial impact could differ from the current estimate due to factors such as customer response rates and average cost of redress.

Barclays Bank PLC	45

Financial Statement Notes
Barclays decided not to challenge the FCA’s final rules in the interests of enabling a swift resolution for customers. However,
Barclays strongly disagrees with aspects of the rules which require financial redress even where customers suffered no demonstrable financial harm. On 2 July 2026, the Upper Tribunal ordered a suspension of parts of the redress scheme following four legal challenges to the FCA’s final rules. Such challenges will delay and may otherwise affect the implementation of the redress scheme. The legal and regulatory outcomes and the nature, extent and timing of any remediation action, therefore remain uncertain. Barclays has not incorporated the potential impact of any legal challenge into the provision estimate.
Over-issuance of securities in the US
In 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its US shelf registration statements.
In 2023, holders of VXX ETNs brought a purported class action in the SDNY against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the US alleging, among other things, that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of the ETNs. The plaintiffs were granted leave to amend and filed a new complaint in March 2024. Barclays’ motion to dismiss was granted in March 2025. The plaintiffs’ motion for reconsideration was denied in June 2025. The plaintiffs appealed the decision, and in March 2026, the Second Circuit affirmed the dismissal, thereby concluding the matter.
In 2024, a purported class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC and former and current executives. The plaintiff purports to bring claims on behalf of a class of short sellers, alleging that their short positions suffered substantial losses when Barclays suspended new issuances and sales of VXX ETNs as a result of the over-issuance of securities. Barclays’ motion to dismiss was granted in March 2025. The plaintiff appealed the decision granting Barclays’
motion to dismiss and, in December 2025, the Second Circuit affirmed the dismissal, thereby concluding the matter.
ABS related civil action
In February 2026, certain institutional investors filed a civil action in the SDNY against Barclays Bank PLC, BCI, and other financial institutions in connection with the collapse of a US-based subprime auto lender, Tricolor Auto Acceptance, LLC.
The plaintiffs, who hold notes issued by the auto lender’s securitisation trusts, allege that the banks (acting as warehouse lenders and initial purchasers in the securitisations) either knew of, or were willfully blind to, red flags of the auto lender’s alleged fraud. The plaintiffs seek damages for alleged securities fraud in connection with the alleged losses on their associated notes, and also assert fraudulent transfer claims against the lenders. The defendants’ motion to dismiss the action was granted in June 2026. The plaintiffs may appeal.
HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of either removing certain Barclays overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group or preventing them from joining it. Supplies between members of a UK
VAT group are generally free from VAT. The notices had both retrospective and prospective effect. Barclays appealed
HMRC’s decisions to the First-Tier Tribunal (Tax Chamber) in relation to both the retrospective VAT assessments and the ongoing VAT payments made since 2018. £181m of VAT (inclusive of interest) was assessed retrospectively by HMRC covering the periods 2014 to 2018, of which approximately £128m is expected to be attributed to Barclays Bank UK PLC and £53m to Barclays Bank PLC. This retrospectively assessed VAT was paid in 2018 and an asset, adjusted to reflect expected eventual recovery, is recognised. Since 2018 Barclays has paid, and recognised as an expense, VAT on intra-group supplies from the relevant subsidiaries to the members of the VAT group. In 2024, the court upheld HMRC’s denial of VAT grouping relating to one of the overseas subsidiaries. Barclays appealed this decision to the Upper Tribunal, which upheld
HMRC’s denial of VAT grouping in June 2026. Barclays has not sought to appeal this decision, but has other appeals filed in the Tax Chamber, both for this subsidiary and other overseas subsidiaries.
UK bank levy
In November 2024, HMRC updated its published guidance on the treatment of beneficiary accounts for the purposes of the exclusion of protected deposits from the UK bank levy charge. HMRC’s interpretation of the UK bank levy legislation differs from Barclays’ interpretation of the legislation, which has been applied in Barclays’ UK bank levy returns and which Barclays continues to consider is correct. In December 2024, HMRC wrote to notify Barclays of its intention to challenge this treatment. Engagement with HMRC continues, and HMRC has not issued formal assessments.

Barclays Bank PLC	46

Financial Statement Notes
Potential indemnity claim relating to the sale of Barclays Consumer Bank Europe
In January 2025, Barclays Bank Ireland PLC completed the sale of certain assets and liabilities, specifically the Consumer
Bank Europe, its German consumer finance business, to BAWAG P.S.K., a wholly-owned subsidiary of BAWAG Group AG
(BAWAG). As part of the transaction, Barclays Bank Ireland PLC provided BAWAG with a capped indemnity in relation to transfer taxes on certain assets. Discussions with the relevant taxation authority remain at an early stage and no formal assessment has been issued.
General
The Barclays Bank Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Barclays Bank Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, guarantees, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.
The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to)
consumer protection measures, the effectiveness of systems and controls, measures to combat money laundering and financial crime, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Barclays Bank Group is or has been engaged. The Barclays Bank Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.
At the present time, the Barclays Bank Group does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters
(including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank
PLC’s results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.
13. Related party transactions
Related party transactions in the half year ended 30 June 2026 were similar in nature to those disclosed in the Barclays Bank
PLC Annual Report 2025. No related party transactions that have taken place in the half year ended 30 June 2026 have materially affected the financial position or performance of the Barclays Bank Group during this period, and there have been no changes to the related party transactions described in the Barclays Bank PLC Annual Report 2025 that have materially affected the financial position or the performance of the Barclays Bank Group during this period.
14. Assets and liabilities included in disposal group classified as held for sale
The assets or liabilities classified as held for sale as at 30 June 2026 is £nil.
Comparative balances have been accounted for in line with the requirements of IFRS 5 and relate to the sale of the AA portfolio within USCB. On 24 April 2026, Barclays exited its AA co-branded credit card partnership, generating a gain on sale of c.£225m.

	As at 30.06.26	As at 31.12.25
Assets included in disposal groups classified as held for sale	£m	£m
Loans and advances to customers	—	5,801
Intangible assets	—	11
Other assets	—	120
Total assets classified as held for sale	—	5,932

Net assets classified as held for sale	—	5,932

Barclays Bank PLC	47

Other Information

				% Change[2]
Exchange rates[1]	30.06.26	31.12.25	30.06.25	31.12.25	30.06.25
Period end - USD/GBP	1.33	1.34	1.37	(1)%	(3)%
6 month average - USD/GBP	1.35	1.32	1.30	2%	4%
3 month average - USD/GBP	1.34	1.33	1.34	1%	—%
Period end - EUR/GBP	1.16	1.15	1.17	1%	(1)%
6 month average - EUR/GBP	1.15	1.17	1.19	(2)%	(3)%
3 month average - EUR/GBP	1.16	1.14	1.18	2%	(2)%

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays Bank PLC can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 1026167.
1The average rates shown above are derived from daily spot rates during the period.
2The change is the impact to GBP reported information.

Barclays Bank PLC	48
Glossary of Terms
‘Acceptances and endorsements’ Acceptances are an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in CRR, largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the
AMA, banks are allowed to develop their own empirical model to quantify the required capital for operational risk. Banks can only use this approach subject to approval from their applicable local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of depository shares in a non-
US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in NII due to interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk, based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Asset swap spreads’ The difference between the yield of the bond and the fixed rate leg of the corresponding interest rate swap. Primarily used to measure the credit risk associated with a bond.
‘Assets Under Management (AUM)’ Total market value of client investment balances managed within investment mandates where Barclays provides Discretionary Portfolio Management or Advisory services.  Total Assets Under Management excludes uninvested cash held under an investment mandate.
‘Assets Under Supervision (AUS)’ Total market value of client investment balances where Barclays provides custodian or transactional services.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for Barclays Group) Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ In accordance with the PRA Rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market (MTM) LTVs derived by calculating individual LTVs at account level, and weighting it by the balances to arrive at the average position. Balance weighted LTV ratio is calculated using the following formula: LTV =

Barclays Bank PLC	49
Glossary of Terms
((loan 1 balance x MTM LTV% for loan 1) + (loan 2 balance x MTM LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. The BoE prudentially regulates and supervises certain financial services firms through the PRA.
‘Bank of England levy scheme’ or ‘BoE levy scheme’ A levy scheme which commenced on 1 March 2024 replacing the Cash
Ratio Deposit scheme as a means of funding the BoE's monetary policy and financial stability operations.
‘Barclaycard Consumer UK’ One of three segments within Barclays UK comprising the UK Barclaycard business.
‘Barclays’ or ‘Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Absa Group Limited (formerly Barclays Africa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September
2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank Ireland PLC’ Barclays Bank Ireland PLC, also known as Barclays Europe and BBI.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Barclays Group.
‘Barclays Investment Bank (IB)’ The Barclays Group’s investment bank which consists of origination led and returns focused
Global Markets and Investment Banking businesses.
‘Barclays Operating Businesses’ The core Barclays businesses, comprising Barclays UK (which consists of the Personal
Banking, Business Banking and the Barclaycard Consumer UK businesses), UKCB, PBWM, IB and USCB.
‘Barclays Payments Issuing’ Barclays Payments Issuing provides card-based payment solutions for both small businesses and large corporates, ranging from simple expense management to sophisticated procurement and working capital solutions.
‘Barclays Private Bank and Wealth Management (PBWM)’ This division serves UK and international private banking clients providing a range of investment, banking and lending products alongside expert advice. It also serves UK wealth management and UK digital investing clients offering a range of financial services.
‘Barclays UK’ This segment broadly represents businesses that sit within the UK ring-fenced bank entity, Barclays Bank UK
PLC, and comprises Personal Banking, Business Banking and Barclaycard Consumer UK.
‘Barclays US Consumer Bank (USCB)’ This is a co-branded credit card issuer and financial services partner in the United
States for travel, entertainment, retail and affinity institutions. It offers co-branded, small business and private label credit cards, installment loans, online savings accounts and certificates of deposits.
‘Barclays UK Corporate Bank (UKCB)’ This division brings together lending, trade and working capital, liquidity, payments and FX solutions for UK corporate clients with an annual turnover from £6.5 million and higher, excluding those clients that form part of the FTSE 350, which are included within the IB.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by BCBS aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel 3.1' This refers to the revision of BCBS standards to complete the BCBS' post global financial crisis reforms. Basel 3.1 introduces changes to how to calculate capital requirements for all risk types, for both standardised and internal model approaches.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-
year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
'Board’ The board of directors of the relevant Barclays Group entity.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

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Glossary of Terms
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ One of three segments within Barclays UK. Includes Business Banking services for UK clients with an annual turnover of typically up to £6.5 million, as well as the Education, Social Housing and Local Authority (ESHLA)
portfolio.
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young, fast-growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the IB.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer at origination is to let the property.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total risk exposures that needs to be met with an additional amount of CET1 capital above the 4.5% minimum requirement for CET1 capital set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of
RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU (as amended), which accompanied the CRR and which prescribes further prudential standards including capital buffers and "Pillar 2A" capital requirements. CRD was implemented before Brexit. In the EU, further amendments to CRD are made by CRD VI.
‘Capital Requirements Directive VI (CRD VI)’ The Sixth Capital Requirements Directive, being an EU amending Directive accompanied by an amending Regulation (CRR III) which together prescribe EU capital adequacy and liquidity requirements, and which implement Basel 3.1 in the European Union.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital Requirements Regulation (CRR)’ Refers to EU CRR and/or UK CRR as the context requires.
‘Capital Requirements Regulation III (CRR III)’ Regulation (EU) 2024/1623, introducing further amendments to CRR as regards to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor.
‘Capital resources’ CET1 capital, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy regulatory capital requirements. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the
Barclays Group’s pension plans.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (Repo). Where a CCP is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in OTC markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Client assets and liabilities’ Customer deposits, lending and invested assets.
‘Climate Risk’ The risk of financial loss arising from climate change, through physical risks and risks associated with transitioning to a low-carbon economy. Climate Risk focuses on the Financial and Operational Risks associated with climate change.
‘CLOs and other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
'Clydesdale Financial Services Limited (CFS)' This houses Barclays’ point-of-sale finance business and trades as Barclays
Partner Finance.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans.

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Glossary of Terms
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ The total CET1 capital required to meet the combined requirements of the Capital
Conservation Buffer, the G-SII Buffer, the Countercyclical Capital Buffer, and the O-SII Buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the UK
CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term
Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and OTC derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. West Texas Intermediate crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of CET1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items (consisting of outsourcing, staff training, redundancy costs and retirement costs).
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk or 'LRR Risk’).
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest banks' holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance
Facility (CCFF)) adversely impacted by COVID-19. The CLBILS provided loans of up to £200 million which are backed by an
80% UK Government (BBB) guarantee.  This scheme ended on 31 March 2021.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost: income jaws’ Relationship between the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Countercyclical Capital Buffer (CCyB)’ A capital buffer that requires banks to have an additional cushion of CET1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential capital buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted Countercyclical Capital Buffer set by the Financial

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Glossary of Terms
Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Financing Facility (CCFF)’ BoE scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The BoE provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acted as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the income statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a
“credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost” (Customer liabilities).
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘Debit Valuation Adjustment (DVA)’ The opposite of CVA. It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the
Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the
Barclays Group and include certificates of deposit and commercial paper.

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Glossary of Terms
‘Default fund contributions’ The contribution made by members of a CCP. All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the Probability of Default (PD) risk.
‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total
DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
‘Domestic Liquidity Sub-Group Arrangement’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the PRA.
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
‘Education, Social Housing and Local Authority (ESHLA) or (ESHLA portfolio)’ A Barclays UK portfolio primarily consisting of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as Own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the
Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of IB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays
Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU CRR’ Regulation (EU) No 575/2013 as amended. EU CRR prescribes prudential requirements including minimum capital requirements, for EU banks and certain other entities. EU CRR was amended by CRR III as part of the EU’s implementation of
Basel 3.1. The amendments entered into force from January 2025, other than those relating to market risk, whose entry into force was delayed until January 2026 by a Delegated Act of the European Commission. In June 2025 the European
Commission proposed a further delay to January 2027. In June 2026 it introduced additional transitional measures for market risk, which will apply from 2027 to 2030.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern
Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.

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Glossary of Terms
‘European Securities and Markets Authority (ESMA)’ An independent European supervisory authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 21 European Union countries that have adopted the Euro as their common currency. The 21 countries are Austria, Belgium, Bulgaria, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia,
Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based (IRB)
credit risk approach for capital adequacy calculations.  It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
‘Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-
weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated
ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal
Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of IB.
‘Financial collateral comprehensive method (FCCM)’ A credit risk mitigation calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of
UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial crime risk’ The risk that the Group and its associated persons (employees or third parties) commit or facilitate financial crime, and/or the Group’s products and services are used to facilitate financial crime. Financial crime undermines market integrity and may result in: harm to clients, customers, counterparties or employees; diminished confidence in financial products and services; damage to the Group’s reputation; regulatory breaches; and/or financial penalties.
‘Financial Policy Committee (FPC)’ The BoE’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s scheme for the compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system.  It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency, including Fitch Ratings Inc. and its affiliated entities.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party

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Glossary of Terms
and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan, subject to applicable law, and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
'FTSE 350’ The Financial Times Stock Exchange index comprising the 350 largest companies by capitalisation listed on the
London Stock Exchange.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the BCBS as part of
Basel III and applicable to banks’ wholesale trading activities.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘FVOCI’ Fair value through other comprehensive income.
‘FY23 Investor Update’ An event held in connection with Barclays resegmentation of businesses which was announced on
20 February 2024 and is part of its strategy to become Simpler, Better and more Balanced. Introducing the new segments of
Barclays UK, Barclays UK Corporate Bank, Barclays Private Bank and Wealth Management, Barclays Investment Bank,
Barclays US Consumer Bank and Head Office.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law (UK GDPR) pursuant to the
European Union (Withdrawal) Act 2018, as amended and the supplemental Data Protection Act 2018.
‘Global Markets’ Offers clients a full range of liquidity, risk management and financing solutions, ideas and content tailored to their investment and risk management needs, including execution capabilities across the spectrum of financial products.
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the BCBS publish a list of global systemically important banks.
‘Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules, which allows formerly compliant capital instruments to be included in regulatory capital, subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross new lending’ New lending advanced to customers during the period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.

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Glossary of Terms
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% of the G-SII buffer or O-SII buffer that apply to the bank.
‘G-SII Buffer’ CET1 capital required to be held to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses. Following the resegmentation announced at the FY23 Investor Update on 20 February 2024, Head Office
also includes the German consumer finance business (sold early Q1 2025), and the Payment acceptance business
(rebranded merchant acquiring business), for which a partnership with Brookfield Asset Management Ltd has been announced in April 2025.
‘High-Net-Worth’ Businesses that provide banking and other services to high net worth customers.
‘High-quality liquid assets (HQLA)’ Comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Among other things, HQLA should be unencumbered and liquid in markets during a time of stress. These include cash and claims on central governments and central banks.  Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
‘IHC’ or ‘US IHC’ The intermediate US holding company, Barclays US LLC, which holds most of Barclays’ subsidiaries and assets in the US.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
'Inorganic activity' Refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-
performing Italian retail mortgage portfolio. This was offset by the day 1 net profit before tax of £346m from the acquisition of Tesco Bank.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future

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Glossary of Terms
interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s NIM. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal
Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Barclays Group identifies, manages and qualifies the risks to which it is exposed, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a regulator approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a regulator approved internal counterparty credit risk model.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss
Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The F-IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘International Corporate Bank’ Provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Invested assets’ Assets under management and supervision.
‘Investment Banking’ Provides clients with strategic advice on mergers and acquisitions (M&A), corporate finance, financial risk management and equity and debt issuance. As part of its International Corporate Bank offering it also provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Investment Banking Fees’ In the context of IB analysis of total income, fees generated from origination activity businesses –
including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘IPO’ Initial Public Offering.
‘IRB Roadmap’ Contains several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. The PRA required UK firms to implement these changes from 1 January 2022.
‘ISDA Master Agreement’ The most commonly used master contract for over-the-counter (OTC) derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association (ISDA).
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible Tier 1 capital.
‘Legal risk', ‘Laws, Rules and Regulations Risk’ or 'LRR risk' The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
‘Lending’ In the context of IB analysis of total income, lending income includes NII, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

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Glossary of Terms
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ HQLA under local rules implementing the Basel Committee’s LCR, including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ HQLA under local rules implementing the Basel Committee’s LCR, comprising Level 2A assets, including, e.g.
lower quality government securities, covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of HQLA to expected net cash outflows over the next 30 days.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework
incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks could borrow funds from other banks in the London interbank market, currently phased out.
‘Long Term Incentive Plan (LTIP)’ The Barclays PLC Group Long Term Incentive Plan.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. IB uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

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Glossary of Terms
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). UK and EU regulations place restrictions on a bank’s dividend, AT1 securities coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial
Instruments Regulation 600/2014 (as amended), which together are European Union laws that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended), as applicable.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank
Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution, or these rules and regulations as they form part of UK law pursuant to the UK transposition of the Directive and the European Union (Withdrawal) Act 2018 (as amended). An institution’s MREL requirement is set by its resolution authority.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk (VaR) models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its affiliated entities.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Annualised NII divided by the sum of average customer assets.
‘Net investment income’ Comprises fair value gains and losses on banking book financial instruments measured at fair value through profit or loss, dividend income, and gains or losses recognised on the disposal of FVOCI assets and amortised cost financial assets/liabilities.
‘Net new assets under management’ The net inflows and outflows of client balances within Discretionary Portfolio
Management and Advisory mandates. Excludes market performance and foreign exchange translation but includes reinvested dividend payments.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-
making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

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Glossary of Terms
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, and issued notes.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI)
investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The
Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ A not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry.  Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ CET1 capital required to be held under the UK and EU regimes to ensure that Other Systemically Important
Institutions (O-SIIs) build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-issuance of Securities’ Over-issuance of securities under Barclays Bank PLC’s US shelf registration statements on
Form F-3 filed with the US Securities and Exchange Commission in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation
Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the Own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Owner occupied mortgage’ A mortgage where the intention of the customer at origination was to occupy the property.
'Partner profit share' Payments made to partners based on the financial performance of the credit card portfolios.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2025: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays
Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the
Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Period end tangible shareholder’s equity’ Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
‘Personal Banking’ One of three segments within Barclays UK. The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.

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Glossary of Terms
‘Pillar 1 requirements’ The minimum regulatory capital requirements under CRR, covering credit (including counterparty credit) risk, market risk, operational risk, settlement risk and CVA.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP)
and the complementary supervisory review and evaluation carried out by the regulator.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivatives, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals which modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime
Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid
(excluding interest).
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC
Annual Report.
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange.
Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Profit before impairment’ Calculated by excluding credit impairment charges or releases from profit before tax.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The PRA is part of the BoE and regulates and supervises banks, building societies, insurers and a small number of significant investment banks in the UK.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA rules allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity.

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Glossary of Terms
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Article 154(4) of UK CRR and Article 147(5a) of EU CRR (as applicable). It includes most types of credit card exposure.
‘Rates’ In the context of IB income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Barclays Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a reverse repurchase agreement or reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages.
Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3 million or with an annual turnover of up to £5 million.
‘Return on average Risk Weighted Assets (RoRWA)’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ (for Barclays Group) Annualised Group attributable profit, as a proportion of average shareholders’ tangible equity.
‘Return on average tangible shareholders’ equity (RoTE)’ (for businesses) Annualised business attributable profit, as a proportion of that business's average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risks not in VaR (RNIVs)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel framework as implemented in local law.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
–new business and maturing loans

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–changes in product mix and exposure growth for existing portfolios
–book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
–PD migration and LGD changes driven by economic conditions
–ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
–updates to existing model inputs driven by both internal and external review
–model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes.
This includes, but is not exclusive to:
–updates to RWA calculation methodology, communicated by the regulator
–the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the
Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted
that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the government of the
United States to safeguard against corporate governance scandals.
‘Secondary Stress Tests’ Secondary Stress Tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US
Treasury securities in the repurchase agreement (Repo) market.

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‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower.
‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date)
and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in Article 153(5) of CRR.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million.  This is defined in accordance with Commission
Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed in the UK. Since 1 January 2022, software assets are fully deducted from CET 1 capital under UK rules.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Special purpose entity’ A legally separate vehicle established to carry out a specific financial or operational objective, such as isolating risk or facilitating securitisation. It is typically structured to be bankruptcy-remote, ensuring its obligations remain independent of the financial position of the sponsoring organisation. SPEs may be subsidiaries or orphan entities, depending on the intended legal and accounting treatment.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12-month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc. and its affiliated entities.
‘Standardised Approach’ / ‘STD’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and credit rating.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to calculate regulatory capital requirements per standardised

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approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of IFRS.
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘Sterling Over Night Index Average (SONIA)’ Reflects banks’ and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the BoE.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to a specific confidence level over a specific holding period.
‘Structural cost actions (SCA)’ Cost actions taken to improve future financial performance.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.
Under Article 352(2) of UK CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December
2021.  Any FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also
‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries
(e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘Tesco Bank’ The retail banking business acquired from Tesco Personal Finance plc on 1 November 2024, which includes credit cards, unsecured personal loans, savings and operating infrastructure.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for

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identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and
Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal
Risk to which Barclays is exposed.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the CET1 capital and AT1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescribed minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities
(MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.
‘UK bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a portion of the UK chargeable equity and liabilities of the bank on its balance sheet date.
‘UK Cards’ Suite of credit cards offered to individual consumers located in the UK to suit their borrowing needs e.g. purchase spend, balance transfer, or rewards. This includes the Tesco Bank cards.
‘UK Personal Loans’ Individual unsecured personal loans predominantly recruited from the Group’s current account base in the UK. This includes the Tesco Bank loans portfolio.
‘UK CRR’ Regulation (EU) No 575/2013, as amended, as it forms part of UK law by virtue of the European Union
(Withdrawal) Act 2018, as amended. UK CRR prescribes prudential requirements, including minimum capital requirements, for UK banks and certain other entities.
‘UK leverage exposure’ Calculated as per the PRA Rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity.
‘UK leverage ratio’ As per the PRA Rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.
‘UK regulatory levies’ Comprises the BoE levy scheme and the UK bank levy.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including but not limited to travel, entertainment and retail.

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‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘WM&I’ The Wealth Management & Investments business, which was transferred from Barclays UK to PBWM on 1 May
2023.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.